As filed with the Securities and Exchange Commission on July 2, 2010

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

FRONTIER COMMUNICATIONS CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	4813	06-0619596
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 High Ridge Park

Stamford, Connecticut 06905

(203) 614-5600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Kathleen Q. Abernathy

Chief Legal Officer

Frontier Communications Corporation

3 High Ridge Park

Stamford, Connecticut 06905

(203) 614-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Craig F. Arcella Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee(1)
7.875% Senior Notes due 2015	$500,000,000	100%	$500,000,000	$35,650
8.250% Senior Notes due 2017	$1,100,000,000	100%	$1,100,000,000	$78,430
8.500% Senior Notes due 2020	$1,100,000,000	100%	$1,100,000,000	$78,430
8.750% Senior Notes due 2022	$500,000,000	100%	$500,000,000	$35,650

(1)	Calculated pursuant to Rule 457(f) of the Securities Act of 1933, as amended (the “Securities Act”).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 2, 2010

PROSPECTUS

FRONTIER COMMUNICATIONS CORPORATION

Offer to Exchange

Up to $500,000,000 7.875% Senior Notes due 2015	Up to $1,100,000,000 8.250% Senior Notes due 2017	Up to $1,100,000,000 8.500% Senior Notes due 2020	Up to $500,000,000 8.750% Senior Notes due 2022

originally issued by New Communications Holdings Inc.,

for

a Like Principal Amount of $500,000,000 7.875% Senior Notes due 2015	a Like Principal Amount of $1,100,000,000 8.250% Senior Notes due 2017	a Like Principal Amount of $1,100,000,000 8.500% Senior Notes due 2020	a Like Principal Amount of $500,000,000 8.750% Senior Notes due 2022

that have been registered under the Securities Act of 1933

Frontier Communications Corporation (“Frontier”) is offering to exchange registered 7.875% Senior Notes due 2015 (the “2015 Exchange Notes”), 8.250% Senior Notes due 2017 (the “2017 Exchange Notes”), 8.500% Senior Notes due 2020 (the “2020 Exchange Notes”) and 8.750% Senior Notes due 2022 (the “2022 Exchange Notes” and, together with the 2015 Exchange Notes, the 2017 Exchange Notes and the 2020 Exchange Notes, the “Exchange Notes”) for its outstanding unregistered 7.875% Senior Notes due 2015 (the “Original 2015 Notes”), 8.250% Senior Notes due 2017 (the “Original 2017 Notes”), 8.500% Senior Notes due 2020 (the “Original 2020 Notes”) and 8.750% Senior Notes due 2022 (the “Original 2022 Notes” and, together with the Original 2015 Notes, the Original 2017 Notes and the Original 2020 Notes, the “Original Notes”). The Original Notes and the Exchange Notes are sometimes referred to in this prospectus together as the “Notes.” The Original Notes were issued by New Communications Holdings Inc. and, following the merger of New Communications Holdings Inc. with and into Frontier on July 1, 2010 (the “Merger”), became the obligations of Frontier.

The terms of the Exchange Notes are substantially identical to the terms of the Original Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and the transfer restrictions and registration rights provisions (including the related additional interest provisions), as well as the special mandatory redemption, escrow of proceeds and certain covenant provisions that were applicable to the Original Notes only prior to the effective time of the Merger, do not apply to the Exchange Notes. The Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. This offer is subject to certain customary conditions and will expire at 5:00 p.m., New York City time, on                     , 2010 (the “Expiration Date”), unless extended by Frontier. The Exchange Notes will not trade on any established exchange.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Frontier has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Please see “Risk Factors” beginning on page 8 for a discussion of certain factors you should consider in connection with this Exchange Offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010.

We are solely responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information. We do not take any responsibility for any other information that others may give you. This prospectus is not an offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction or under any circumstances in which the offer or sale is unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus or such earlier date as may be specified in this prospectus.

Except as otherwise indicated, this prospectus speaks only as of its date. Neither the delivery of this prospectus nor any exchange of any Notes shall, under any circumstances, create any implication that there has been no change in our affairs after the date of this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to this Exchange Offer. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including the exhibits, for further information about the Exchange Notes being offered hereby. Copies of our SEC filings, including the exhibits to the registration statement, are available through us or from the SEC through the SEC’s website or at its facilities described below.

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations thereunder, and accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may request a copy of any filings referred to above, at no cost, by contacting Frontier at the following address:

Frontier Communications Corporation

Attn: Investor Relations Department

3 High Ridge Park

Stamford, Connecticut 06905

Telephone: (866) 491-5249

E-mail: frontier@frontiercorp.com

To obtain timely delivery of any copies of filings requested from us, please write or telephone us no later than                     , 2010.

INCORPORATION BY REFERENCE

We are incorporating by reference the information that we file with the SEC, which means that we are disclosing important information to you in those documents. The information incorporated by reference is an important part of this prospectus, and the information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial registration statement and prior to effectiveness of the registration statement, and prior to the expiration of the Exchange Offer under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010;

•	our prospectus filed pursuant to Rule 424(b) on June 4, 2010; and

•

our Current Reports on Form 8-K filed with the SEC on January 5, 2010, January 27, 2010, January 29, 2010, February 9, 2010, February 11, 2010, February 17, 2010, February 18, 2010, February 22, 2010, March 1, 2010, March 10, 2010, March 24, 2010, March 26, 2010 (except as to Item 7.01 and Exhibits 99.1, 99.2, 99.3 and 99.4 thereto), March 29, 2010, April 1, 2010, April 7, 2010, April 12, 2010,

April 16, 2010, April 19, 2010, April 21, 2010, May 6, 2010, May 11, 2010, May 12, 2010, May 14, 2010, May 20, 2010, May 21, 2010, June 4, 2010, June 17, 2010 and July 1, 2010.

We are not incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or 7.01 of Form 8-K.

Any statement contained in this prospectus, or in a document all or a portion of which is incorporated by reference in this prospectus, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference in this prospectus modifies or supersedes the statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, revenue enhancements, competitive positions, growth opportunities, plans and objectives of the management of Frontier, the market for Frontier common stock and other matters. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of Frontier, wherever they occur in this document, speak as of the date of this prospectus only and are necessarily estimates reflecting the best judgment of Frontier management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in, and incorporated by reference, in this prospectus.

Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus, including in the section entitled “Risk Factors.” Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth under “Risk Factors,” as well as, among others, risks and uncertainties relating to:

•

for two years after the Merger with New Communications Holdings Inc. (“Spinco”), we will be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital;

•

our indemnity obligation to Verizon Communications Inc. (“Verizon”) may discourage, delay or prevent a third party from acquiring control of us during the two-year period following the Merger in a transaction that stockholders might consider favorable;

•	the ability to successfully integrate the Spinco business (as defined herein) into Frontier’s existing operations, which integration is ongoing;

•	the effects of increased expenses due to activities related to the Merger;

•	the risk that the growth opportunities and cost synergies from the Merger may not be fully realized or may take longer to realize than expected;

•	the sufficiency of the assets contributed by Verizon to Spinco to enable us to operate the Spinco business on an ongoing basis;

•	our ability to maintain relationships with customers, employees or suppliers;

•

the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis;

•	reductions in the number of our access lines that cannot be offset by increases in high-speed Internet (“HSI”) subscribers and sales of other products;

•	the ability to sell enhanced and data services in order to offset ongoing declines in revenues from local services, switched access services and subsidies;

•	the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation;

•	the effects of changes in the availability of federal and state universal funding to us and our competitors;

•	the effects of competition from cable, wireless and other wireline carriers (through Voice over Internet Protocol (“VOIP”), DOCSIS 3.0, 4G or otherwise);

•	our ability to adjust successfully to changes in the communications industry and to implement strategies for growth;

•

adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing;

•	continued reductions in switched access revenues as a result of regulation, competition or technology substitutions;

•

the effects of changes in both general and local economic conditions on the markets we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenues and required levels of capital expenditures related to new construction of residences and businesses;

•	our ability to effectively manage service quality in our territories;

•	our ability to successfully introduce new product offerings, including the ability to offer bundled service packages on terms that are both profitable to us and attractive to customers;

•	changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulations;

•	the ability to manage effectively our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt;

•	the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers;

•

the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;

•	the effects of increased medical, retiree and pension expenses and related funding requirements;

•	changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;

•	the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company;

•	the ability to successfully renegotiate union contracts expiring in 2010 and thereafter;

•	declines in the value of our pension plan assets, which could require us to make contributions to the pension plan in 2011 and beyond;

•

our ability to pay dividends on our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and liquidity;

•	the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes;

•	the possible impact of adverse changes in political or other external factors over which we have no control; and

•	the effects of hurricanes, ice storms or other natural disasters.

Any of the foregoing events, or other events, could cause financial information to vary materially from the forward-looking statements included in this prospectus. You should consider these important factors, as well as the risk factors set forth in this prospectus, in evaluating any statement made in this prospectus. See “Risk Factors.” For the foregoing reasons, you are cautioned against relying on any forward-looking statements. We undertake no obligation to update or revise these forward-looking statements, except as required by law.

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SUMMARY

This summary highlights selected information from this prospectus and is therefore qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire prospectus including the “Risk Factors” section and the consolidated financial statements and related notes incorporated by reference herein. As used in this prospectus, unless otherwise indicated, “Frontier,” “the Company,” “we,” “our” and “us” are used interchangeably to refer to Frontier Communications Corporation or to Frontier Communications Corporation and its consolidated subsidiaries, as appropriate to the context.

Frontier

We are a communications company providing services to rural areas and small and medium-sized towns and cities. We generated revenues of approximately $2.1 billion for the fiscal year ended December 31, 2009, and approximately $519.8 million for the three months ended March 31, 2010. We operated in 24 states with approximately 2,083,000 access lines, 644,000 Internet subscribers and 176,000 video subscribers as of March 31, 2010.

Incorporated in November 1935, we are typically the leading incumbent carrier in the markets we serve and provide the “last mile” of communications services to residential and business customers in these markets.

Following the completion on July 1, 2010 of the Merger described below, we believe that we are the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest incumbent local exchange carrier, based on approximately 6.2 million access lines and 1.7 million broadband connections in 27 states on a pro forma basis as of March 31, 2010. Assuming the Merger had occurred on January 1, 2009, our revenues on a pro forma basis would have been approximately $6.1 billion for the year ended December 31, 2009 and approximately $1.5 billion for the three months ended March 31, 2010. We had approximately 14,600 employees as of the date of this prospectus.

From May 2000 until July 31, 2008, Frontier was named Citizens Communications Company.

Merger with Spinco

On July 1, 2010, pursuant to an Agreement and Plan of Merger, dated as of May 13, 2009, as amended, by and among Verizon, Spinco and Frontier (the “Merger Agreement”), Spinco merged with and into Frontier, with Frontier surviving as the combined company and conducting the combined business operations of Frontier and Spinco. Immediately prior to the Merger, Spinco, which was a subsidiary of Verizon and held the defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon (collectively, the “Spinco territory”), including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory (the “Spinco business”), was spun off to Verizon Shareholders (the “Spin-Off” and, together with the Merger and other related transactions, the “Transactions”). As a result of the Merger, Frontier will also serve approximately 300 customers in a portion of Virginia bordering West Virginia.

At March 31, 2010, Spinco had approximately 4.1 million access lines. Verizon’s Separate Telephone Operations had operating revenues of $4.1 billion for the year ended December 31, 2009 and approximately $964 million for the three months ended March 31, 2010.

For more information concerning the Transactions, see “Where you can find more information.”

Corporate Information

We are a publicly traded Delaware Corporation. Our common stock is listed on the New York Stock Exchange under the symbol “FTR.” Our principal executive offices are located at 3 High Ridge Park, Stamford, Connecticut 06905, and our telephone number is (203) 614-5600. Our website is located at www. frontier.com. The information on our website is not part of this prospectus.

Summary of the Terms of the Exchange Offer

Background	On April 12, 2010, Spinco completed a private placement of $500,000,000 aggregate principal amount of the Original 2015 Notes, $1,100,000,000 aggregate principal amount of the Original 2017 Notes, $1,100,000,000 of the Original 2020 Notes and $500,000,000 aggregate principal amount of the Original 2022 Notes. Following the merger of Spinco with and into Frontier on July 1, 2010, these Original Notes became the obligations of Frontier. In connection with these private placements, we entered into registration rights agreements with respect to each series of Original Notes (collectively, the “Registration Rights Agreements”), in which we agreed, among other things, to use our reasonable best efforts to complete an exchange offer for each series of Original Notes following the Merger (the “Exchange Offer”).

The Exchange Offer	We are offering to exchange our 2015 Exchange Notes for a like principal amount of our outstanding, unregistered Original 2015 Notes. We are offering to exchange our 2017 Exchange Notes for a like principal amount of our outstanding, unregistered Original 2017 Notes. We are offering to exchange our 2020 Exchange Notes for a like principal amount of our outstanding, unregistered Original 2020 Notes. We are offering to exchange our 2022 Exchange Notes for a like principal amount of our outstanding, unregistered Original 2022 Notes.

Original Notes may only be tendered in an amount equal to $2,000 in principal amount or in integral multiples of $1,000 in excess thereof. See “The Exchange Offer—Terms of the Exchange.”

Resale of Exchange Notes	Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you will acknowledge that:

•	you are acquiring the Exchange Notes in the ordinary course of your business and that of any beneficial owner;

•

you have not participated in or engaged in, do not intend to participate or engage in, and have no arrangement or understanding with any person to participate or engage in a distribution of the Exchange Notes; and

•	you are not our “affiliate” as defined under Rule 405 of the Securities Act.

In addition, each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes during the 180 days after the expiration of this Exchange Offer. See “Plan of Distribution.”

We do not intend to apply for listing of the Exchange Notes on any securities exchange or to seek approval for quotation of the Exchange Notes through an automated quotation system. Accordingly, we cannot assure you that an active market will develop upon completion of the Exchange Offer or, if developed, that such market will be sustained or as to the liquidity of any market.

Consequences If You Do Not Exchange Your Original Notes	Original Notes that are not tendered in the Exchange Offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such Original Notes unless:

•	you are able to rely on an exemption from the requirements of the Securities Act; or

•	the Original Notes are registered under the Securities Act.

After the Exchange Offer is completed, we will no longer have an obligation to register the Original Notes, except under limited circumstances. To the extent that Original Notes are tendered and accepted in the Exchange Offer, the trading market for any remaining Original Notes will be adversely affected. See “Risk Factors—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on , 2010, the twenty-first full business day following the commencement of the Exchange Offer, unless we extend it. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Issuance of Exchange Notes	We will issue Exchange Notes of the applicable series in exchange for Original Notes of that series tendered and accepted in the Exchange Offer promptly following the Expiration Date (unless amended as described in this prospectus). See “The Exchange Offer—Terms of the Exchange.”

Certain Conditions to the Exchange Offer	The Exchange Offer is subject to certain customary conditions, which we may amend or waive. The Exchange Offer is not conditioned upon any minimum principal amount of outstanding notes being tendered. See “The Exchange Offer—Conditions to the Exchange Offer.”

Special Procedures for Beneficial Holders	If you beneficially own Original Notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the Exchange Offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the Exchange Offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Original Notes, either arrange to have the Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights	You may withdraw your tender of Original Notes at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal of Tenders.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the Exchange Offer. The expenses of the Exchange Offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment.”

U.S. Federal Income Tax Consequences	The exchange pursuant to the Exchange Offer generally will not be a taxable event for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of Exchange Notes in connection with the Exchange Offer.

Exchange Agent	The Bank of New York Mellon is serving as Exchange Agent in connection with the Exchange Offer.

Summary of the Terms of the Exchange Notes

The following summary contains basic information about the Exchange Notes, and is not intended to be complete. For a more complete understanding of the Exchange Notes, please refer to the section entitled “Description of Notes” in this prospectus. Other than the restrictions on transfer and registration rights provisions (including the related interest rate provisions), as well as the special mandatory redemption, escrow of proceeds and certain covenant provisions that were applicable to the Original Notes only prior to the effective time of the Merger, the Exchange Notes will have the same financial terms and covenants as the Original Notes, which are as follows:

Issuer	Frontier Communications Corporation, a Delaware Corporation, as successor in interest to New Communications Holdings Inc.

Securities Offered	$500,000,000 aggregate principal amount of 7.875% Senior Notes due 2015.
$1,100,000,000 aggregate principal amount of 8.250% Senior Notes due 2017.
$1,100,000,000 aggregate principal amount of 8.500% Senior Notes due 2020.
$500,000,000 aggregate principal amount of 8.750% Senior Notes due 2022.

Maturity Date	2015 Exchange Notes: April 15, 2015.
2017 Exchange Notes: April 15, 2017.
2020 Exchange Notes: April 15, 2020.
2022 Exchange Notes: April 15, 2022.

Interest	The 2015 Exchange Notes will bear interest at the rate of 7.875% per annum. The 2017 Exchange Notes will bear interest at the rate of 8.250% per annum. The 2020 Exchange Notes will bear interest at the rate of 8.500% per annum. The 2022 Exchange Notes will bear interest at the rate of 8.750% per annum.

In each case, interest is payable from the most recent date to which interest on the Original Notes has been paid or, if no interest has been paid on the Original Notes, from April 12, 2010. We will make interest payments on the Exchange Notes semi-annually in arrears on October 15 and April 15 of each year, beginning on October 15, 2010.

Ranking	The Exchange Notes will be our senior unsecured obligations and will rank:

•	equal in right of payment to all of our existing and future senior unsecured indebtedness;

•	effectively junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	effectively junior to all existing and future indebtedness and other liabilities of our subsidiaries (including trade payables and capital lease obligations); and

•	senior in right of payment to all of our existing and future subordinated indebtedness, if any.

As of March 31, 2010, on a pro forma basis, we would have had approximately $8.3 billion of indebtedness and the Exchange Notes would have ranked effectively junior to approximately $1,497.0 million of indebtedness and other liabilities of our subsidiaries, including approximately $306.3 million of indebtedness (including secured indebtedness of $20.3 million) and excluding deferred income tax liabilities and intercompany liabilities.

The indenture governing the Exchange Notes does not restrict the amount of indebtedness we may incur (including senior indebtedness, which will be pari passu with the notes) except that this indenture limits, subject to important qualifications, the amount of secured indebtedness we may incur and the amount of indebtedness our subsidiaries may incur. The notes will rank effectively junior to any such additional secured indebtedness or subsidiary indebtedness.

Optional Redemption	We may redeem some or all of the Exchange Notes at any time by paying a specified “make-whole” premium described under “Description of Notes—Optional Redemption.”

Certain Covenants	We will issue the Exchange Notes under an indenture between us and The Bank of New York Mellon, as trustee (the “Indenture”). The Indenture includes covenants that limit Frontier’s ability and each of Frontier’s subsidiaries’ ability to:

•	incur indebtedness at our subsidiaries;

•	create liens securing indebtedness; and

•	merge or consolidate with other companies.

These covenants are subject to important exceptions and qualifications. In addition, we and each of our subsidiaries will not be subject to the covenant described under “Description of Notes—Covenants—Limitation on Subsidiary Indebtedness,” including any limitation on indebtedness of subsidiaries, at any time after the notes achieve investment grade ratings by S&P and Moody’s. See “Description of Notes—Termination of Certain Covenants.”

Change of Control	Following a change of control and a ratings decline (as defined herein), we will be required to offer to purchase all of the Exchange Notes at a purchase price equal to 101% of their respective principal amounts, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.”

Listing	We do not intend to list the Exchange Notes on any securities exchange.

Use of Proceeds	We will not receive any proceeds from the Exchange Offer. See “Use of Proceeds.”

Trustee, registrar and transfer agent	The Bank of New York Mellon Trust Company, N.A.

Governing law	State of New York.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled “Risk Factors” for an explanation of certain risks of participating in the Exchange Offer.

RISK FACTORS

You should carefully consider the following risks, together with the risks and uncertainties discussed under “Forward-Looking Statements” and the other information included or incorporated by reference in this prospectus. Additional risks and uncertainties not currently known to us also may materially impair our financial condition, results of operations or liquidity.

Risks Relating to the Exchange Offer

If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.

Original Notes that you do not tender or we do not accept will, following the Exchange Offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. We will issue Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering.” These procedures and conditions include timely receipt by the Exchange Agent of such Original Notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from The Depository Trust Company (the “DTC”)).

Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the market for any Original Notes remaining after the completion of the Exchange Offer will be substantially limited. Any Original Notes tendered and exchanged in the Exchange Offer will reduce the aggregate principal amount of the Original Notes outstanding. Following the Exchange Offer, if you do not tender your Original Notes you will not have any further registration rights (except under limited circumstances), and your Original Notes will continue to be subject to transfer restrictions. Accordingly, the liquidity of the market for the Original Notes could be adversely affected.

If an active trading market does not develop for the Exchange Notes, you may be unable to sell the Exchange Notes or to sell them at a price you deem sufficient.

The Exchange Notes are a new issue of securities for which there is currently no public trading market. We do not intend to list the Exchange Notes on any national securities exchange or automated quotation system. Accordingly, we cannot assure you that an active market will develop upon completion of the Exchange Offer or, if it develops, that such market will be sustained, or as to the liquidity of any market. If an active market does not develop or is not sustained, the market price and the liquidity of the Exchange Notes may be adversely affected. In addition, the liquidity of the trading market for the Exchange Notes, if it develops, and the market price quoted for the Exchange Notes, may be adversely affected by changes in the overall market for those securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

Risks Relating to the Notes

As used in this section, “Notes” refers to both the Original Notes and the Exchange Notes.

We are a holding company and, as a result, rely on the receipt of funds from our subsidiaries in order to meet our cash needs and service our indebtedness, including the Notes. The Notes will be effectively subordinated to the liabilities of our subsidiaries.

We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions and other payments from our subsidiaries to fund our obligations, including those arising under the Notes, and meet our cash needs. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make dividends, distributions or other payments to us in order to allow us to make payments on the Notes. In addition, the payment of these dividends, distributions and other payments, as well as other transfers of assets between our subsidiaries and from such subsidiaries to us are currently, and may in the future be, subject to legal, regulatory or contractual restrictions. Some state regulators have imposed and others are considering imposing on regulated companies, such as us, cash management practices that could limit the ability of such regulated companies to transfer cash between subsidiaries or to the parent company. Moreover, in connection with one state’s approval of the Merger, cash management restrictions were imposed on our subsidiaries in that state for a period of approximately four years. While no state regulations materially affect our cash management, any changes to the existing regulations or imposition of new regulations or restrictions may materially adversely affect our ability to transfer cash within our consolidated companies.

You will not have any claim as a creditor against our subsidiaries. As a holding company, our right to receive any assets of our subsidiaries upon their bankruptcy, liquidation, dissolution, reorganization or similar proceeding, and therefore your right to participate in those assets, will be effectively subordinated to the claims of the creditors of those subsidiaries, including trade creditors. As of March 31, 2010, on a pro forma basis, such subsidiary obligations would have totaled approximately $1,497.0 million, including approximately $306.3 million of indebtedness (including secured indebtedness of $20.3 million) and excluding deferred income tax liabilities and intercompany liabilities. Although the Indenture limits the indebtedness that our subsidiaries may incur, such subsidiaries will be able to incur a substantial amount of additional debt, including Acquired Indebtedness (as defined in the Indenture). See “Description of Notes—Covenants—Limitations on Subsidiary Indebtedness.” Moreover, the Indenture provides that this covenant will no longer be applicable from and after the first date on which the Notes are rated “investment grade.” Termination of this covenant would allow us to engage in certain transactions that would not be permitted while this covenant was in effect even if the Notes are subsequently downgraded below investment grade. See “Description of Notes—Termination of Certain Covenants.”

There are no cross-default or cross-acceleration provisions in the Indenture, which could affect our ability to satisfy our obligations under the Notes.

Because the Indenture does not contain a cross-default or cross-acceleration provision, holders of the Notes do not have the right to accelerate indebtedness represented by the Notes should we default on our obligations arising under any of our other indebtedness. In addition, holders of the Notes do not have the right to accelerate indebtedness represented by the Notes in the event of a bankruptcy or similar event affecting any of our subsidiaries. If such events occur, other of our obligations may have to be satisfied first, and the holders of the Notes will have no rights to participate in any distributions or payments. Consequently, we might not have sufficient funds or resources following such events to satisfy our obligations, including the obligations under the Notes.

The Notes are unsecured and are effectively subordinated to any secured indebtedness.

The Notes are unsecured and therefore are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before such assets may be used to satisfy our obligations under the Notes. As of March 31, 2010, on a pro forma basis, we would have had approximately $20.3 million of secured indebtedness. The Indenture will permit us, subject to specified limitations, to incur a substantial amount of additional secured debt, including Acquired Indebtedness.

The agreements governing our debt, including the Notes and our credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the Notes.

The Indenture contains covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	incur indebtedness at our subsidiaries;

•	create liens securing indebtedness; and

•	merge or consolidate with other companies.

In addition, our credit facilities require us to comply with specified covenants, including financial ratios. Any future indebtedness may also require us to comply with similar covenants. These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

We may not have sufficient funds to repurchase the Notes upon a change of control, and certain strategic transactions may not constitute a change of control.

The terms of the Notes require us to make an offer to repurchase the Notes upon the occurrence of a change of control following a ratings decline (as defined in the Indenture) at a purchase price equal to 101% of the respective principal amount of the Notes plus accrued interest to the date of the purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of Notes and will be required to obtain third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. In addition, the occurrence of certain change of control events may constitute an event of default under the terms of our credit facilities. Such an event of default would entitle the lenders under such credit facilities to, among other things, cause all outstanding debt thereunder to become due and payable.

We continuously evaluate strategic transactions and may in the future enter into strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of our assets.

We currently have no agreement or understanding regarding, and are not in active negotiations with respect to, any material strategic transaction, although as part of Frontier’s strategy we expect to continue to evaluate and may enter into material strategic transactions in the future. Further, subject to limitations in the Indenture and the tax sharing agreement entered into in connection with the Spin-off and the Merger, we could, in the future, enter into certain transactions, including acquisitions, refinancings, other recapitalizations and material strategic transactions, that would not result in a change of control or a change of control triggering event within the meaning of the Indenture and would not otherwise be prohibited by the covenants and provisions of the Indenture. Such transactions could significantly increase the amount of our indebtedness outstanding at such time (including secured debt or subsidiary debt that would be effectively senior to the Notes) or otherwise affect our capital structure or credit ratings.

Risks Relating to Our Business

We will likely face further reductions in access lines, switched access minutes of use, long distance revenues and federal and state subsidy revenues, which could adversely affect us.

Our business has experienced declining access lines, switched access minutes of use, long distance revenues, federal and state subsidies and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, e-mail use, instant messaging and increasing use of VOIP), technology changes and regulatory constraints. For example, our access lines declined 6% between March 31, 2009 and March 31, 2010, and declined 6% in 2009 and 7% in 2008 (excluding the access lines added through our acquisitions of Commonwealth and GVN). In addition, our switched access minutes of use declined 13% during the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, 12% in 2009 and 9% in 2008 (after excluding the switched access minutes added through Frontier’s acquisitions in 2007). The Spinco business’s access lines declined 11% between March 31, 2009 and March 31, 2010, 12% in 2009 and 10% in 2008. In addition, the Spinco business’s switched access minutes of use declined 11% during the three months ended March 31, 2010, as compared to the three months ended March 31, 2009, 15% in 2009 and 10% in 2008. These factors, among others, are likely to cause our local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors may cause our cash generated by operations to decrease.

We face intense competition, which may adversely affect us.

The communications industry is extremely competitive and competition is increasing. The traditional dividing lines between local, long distance, wireless, cable and Internet service providers are becoming increasingly blurred. Through mergers and various service expansion strategies, service providers are striving to provide integrated solutions both within and across geographic markets. Our competitors include competitive local exchange carriers and other providers of services, such as Internet service providers, wireless companies, VOIP providers and cable companies, that provide services competitive with the services that we offer or intend to introduce. We cannot assure you that we will be able to compete effectively in the future. We also believe that wireless and cable telephony providers have increased their penetration of various services in our markets. We expect that we will continue to lose access lines and that competition with respect to all of our products and services will increase.

We expect competition to intensify as a result of the entrance of new competitors, penetration of existing competitors into new markets, changing consumer behavior and the development of new technologies, products and services that can be used in substitution for our products and services. We cannot predict which of the many possible future technologies, products or services will be important in order to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on the success and cost of capital expenditure investments in our territories, as well as the cost of marketing efforts and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect our business and that of our competitors differently, new services that may be introduced (including wireless broadband offerings), changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce our revenues and increase our marketing and other costs as well as require us to increase our capital expenditures and thereby decrease our cash flow.

Some of our competitors have superior resources, which may place us at a cost and price disadvantage.

Some of our competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than our own. In addition, some of these competitors are able to raise capital at a lower cost than we are able to. Consequently, some of these competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we are able to. Additionally, the greater brand name recognition of some competitors may require us to price our services at lower levels in order to retain or obtain customers. Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

We may be unable to grow our revenues and cash flows despite the initiatives we have implemented and we intend to continue.

We must produce adequate revenues and cash flows that, when combined with funds available under our new revolving credit facility, will be sufficient to service our debt, fund our capital expenditures, pay our taxes, fund our pension and other employee benefit obligations and pay dividends pursuant to our dividend policy. We have identified some potential areas of opportunity and implemented and will continue to implement several growth initiatives that will affect us, including increasing marketing promotions and related expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand, such as wireline and wireless HSI, satellite video products and the “Frontier Peace of Mind” suite of products, including computer technical support. We cannot assure you that our management will choose the best initiatives to pursue, that its approach to these opportunities will be successful, or that these initiatives will improve our financial position or our results of operations.

Weak economic conditions may decrease demand for our services.

We could be sensitive to the ongoing recession if current economic conditions or their effects continue. Downturns in the economy and competition in our markets could cause some of our customers to reduce or eliminate their purchases of our basic and enhanced services, HSI and video services and make it difficult for us to obtain new customers. In addition, if current economic conditions continue, they could cause our customers to delay or discontinue payment for our services.

Disruption in our networks, infrastructure and information technology may cause us to lose customers and incur additional expenses.

To attract and retain customers, we need to provide customers with reliable service. Some of the risks to our networks, infrastructure and information technology include physical damage, security breaches, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, we experience short disruptions in our service due to factors such as cable damage, inclement weather and service failures of our third-party service providers. We could experience more significant disruptions in the future. We could also face disruptions due to capacity limitations if changes in our customers’ usage patterns for our HSI services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur additional expenses, and thereby adversely affect our business, revenues and cash flows.

Our business is sensitive to the creditworthiness of our wholesale customers.

We have substantial business relationships with other telecommunications carriers for whom we provide service. While bankruptcies of these carriers have not had a material adverse effect on us (or, prior to the Merger, the Spinco business) in recent years, future bankruptcies in our industry could result in the loss of significant customers, as well as cause more price competition and uncollectible accounts receivable. Such bankruptcies may be more likely in the future if current economic conditions continue through the end of 2010 or beyond. As a result, our revenues and results of operations could be materially and adversely affected.

A significant portion of our workforce is represented by labor unions and is therefore subject to collective bargaining agreements, and if we are unable to enter into new agreements or renew existing agreements before they expire, our workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

As of March 31, 2010, we had approximately 5,400 active employees. Approximately 2,750, or 51%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees as of March 31, 2010, approximately 750, or 27%, were subject to collective bargaining agreements that expire in 2010 and approximately 1,300, or 47%, were subject to collective bargaining agreements that expire in 2011.

As of March 31, 2010, assuming the Spin-Off had taken place as of that date, Spinco would have had approximately 8,400 active employees. Approximately 6,050, or 72%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees as of March 31, 2010, approximately 1,450, or 24%, were subject to collective bargaining agreements that expire in 2010 and approximately 2,500, or 41%, were subject to collective bargaining agreements that expire in 2011.

We cannot predict the outcome of negotiations of collective bargaining agreements covering our employees. If we are unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns or other labor actions, which could materially disrupt our ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on us, which could adversely affect our financial condition and results of operations in the future.

A significant portion of our work force is eligible for retirement.

As of March 31, 2010, approximately 1,250, or 23%, of our approximately 5,400 active employees were retirement eligible and approximately 1,750, or 21%, of the Spinco business’s approximately 8,400 active employees were retirement eligible. If a substantial portion of these employees were to retire and could not be replaced (and, if necessary, their replacements could not be trained promptly), our customer service could be negatively impacted, which could have a material impact on our operations and financial results. Also, a material number of the Spinco business’s employees were hired shortly before the Merger because of increased open positions and employee retirement in the time period leading up to the Merger.

If we are unable to hire or retain key personnel, we may be unable to operate our business successfully.

Our success will depend in part upon the continued services of our management. We cannot guarantee that our personnel will not leave or, following such departures, compete with us. The loss, incapacity or unavailability for any reason of key members of our management team could have a material impact on our business. In addition, our financial results and our ability to compete will suffer should we become unable to attract, integrate or retain other qualified personnel in the future.

We may complete a future significant strategic transaction that may not achieve intended results or could increase the number of our outstanding shares or amount of outstanding debt or result in a change of control.

We will evaluate and may in the future enter into additional strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of our assets.

Evaluating potential transactions and integrating completed ones may divert the attention of our management from ordinary operating matters. The success of these potential transactions will depend, in part, on our ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses we acquire with our existing business. Even if we are successful in integrating the acquired businesses, we cannot assure you that these integrations will result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

If we complete an acquisition, investment or other strategic transaction, we may require additional financing that could result in an increase in the number of our outstanding shares or the aggregate amount of our debt, although there are restrictions on our ability to issue additional shares of stock for these purposes for two years after the Merger. See “—Risks related to the Spin-off and the Merger—We are unable to take certain actions because such actions could jeopardize the tax-free status of the Spin-off or the Merger, and such restrictions could be significant.” The number of shares of our common stock or the aggregate principal amount of our debt that we may issue may be significant. A strategic transaction may result in a change in control of our company or otherwise materially and adversely affect our business.

Risks Relating to Liquidity, Financial Resources and Capitalization

If the lingering impact of the severe contraction in the global financial markets and current economic conditions continue through 2010, this economic scenario may have an impact on our business and financial condition.

The diminished availability of credit and liquidity due to the lingering impact of the severe contraction in the global financial markets and current economic conditions may continue through 2010. This economic scenario may affect the financial health of our customers, vendors and partners, which in turn may negatively affect our revenues, operating expenses and cash flows. In addition, in connection with closing of the Merger, we entered into a new $750 million revolving credit facility. Although we believe, based on currently available information, that the financial institutions with commitments under this revolving credit facility will be able to fulfill their commitments to us, future adverse economic conditions could prevent them from doing so.

Volatility in asset values related to our pension plan and our assumption of Spinco’s pension plan obligations following the consummation of the Merger may require us to make cash contributions to fund pension plan liabilities.

As a result of the ongoing payment of benefits and negative investment returns arising from a contraction in the global financial markets, our pension plan assets have declined from $822.2 million at December 31, 2007, to $613.6 million at March 31, 2010, a decrease of $208.6 million, or 25%. This decrease consisted of a decline in asset value of $52.2 million, or 6%, and benefits paid of $156.4 million, or 19%. As a result of the continued accrual of pension benefits under the applicable pension plan and the cumulative negative investment returns arising from the continued contraction of the global financial markets since 2007, our pension expenses increased in 2009. While pension asset values increased in 2009, we expect to make a cash contribution to our pension plan of $10.0 million in 2010, $2.6 million of which has already been made. We may be required to continue making these cash contributions in respect of liabilities under our pension plan.

We also maintain pension plans that assume the Spinco business’s pension plan liabilities for former Spinco employees. We are responsible for making any required contributions to these pension plans to fund liabilities of the plans, and the ongoing pension expenses of the Spinco business, which we must pay, may require us to make cash contributions in respect of these pension plan liabilities.

Substantial debt and debt service obligations may adversely affect us.

We have a significant amount of indebtedness, which amounted to approximately $4.8 billion at March 31, 2010. Upon the completion of the Merger, we assumed additional indebtedness in the amount of approximately $3.5 billion. We have access to our $750 million revolving credit facility and may also obtain additional long-

term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness, which would increase our total debt. Despite the substantial additional indebtedness that we have, we are not prohibited from incurring additional indebtedness. If we were to incur additional indebtedness, the risks that result from our substantial indebtedness could be magnified.

The potential significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing;

•

instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances would have the potential of accelerating the maturity of some or all of our outstanding indebtedness;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures and dividends that could improve our competitive position, results of operations or stock price;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	compromising our flexibility to plan for, or react to, competitive challenges in its business and the communications industry; and

•

the possibility of us being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

We will require substantial capital to upgrade and enhance our operations.

Verizon’s historical capital expenditures in connection with the Spinco business, excluding expenditures relating to Verizon’s fiber-to-the-home network (“FiOS”), have been significantly lower than our level of capital expenditures when compared on a per access line basis. Replacing or upgrading our infrastructure will require significant capital expenditures, including any expected or unexpected expenditures necessary to make replacements or upgrades to the existing infrastructure of the assets which formerly comprised the Spinco business. If this capital is not available when needed, our business will be adversely affected. Responding to increases in competition, offering new services, and improving the capabilities of, or reducing the maintenance costs associated with, our plant may cause our capital expenditures to increase in the future. In addition, our anticipated annual dividend of $0.75 per share will utilize a significant portion of our cash generated by operations and therefore could limit our ability to increase capital expenditures significantly. While we believe that our anticipated cash flows will be adequate to maintain this dividend policy while allowing for appropriate capital spending and other purposes, any material reduction in cash generated by operations and any increases in planned capital expenditures, interest expense or cash taxes would reduce the amount of cash available for further capital expenditures and payment of dividends. Accelerated losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce our cash generated by operations and may require us to increase capital expenditures.

Risks Relating to Regulation

Changes in federal or state regulations may reduce the access charge revenues we will receive.

Prior to the consummation of the Merger, a significant portion of our revenues (approximately $58.8 million, or 11%, for the three months ended March 31, 2010, and $246.3 million, or 12%, in 2009) and a significant portion of Verizon’s Separate Telephone Operations’ revenues (approximately $43 million, or 4%, for the three months ended March 31, 2010 and $190 million, or 5%, in 2009) were derived from access charges paid by other carriers for services our and the Spinco business provide in originating and terminating intrastate and interstate long distance traffic. A significant portion of our revenue continues to be derived from access charges paid by these carriers for services that we provide in originating and terminating this traffic. The amount of access charge revenues that we receive for these services is regulated by the Federal Communications Commission (the “FCC”) and state regulatory agencies.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation. On March 16, 2010, an FCC staff team issued a National Broadband Plan (the “National Broadband Plan”) that recommends reducing intrastate terminating switched access rates to interstate terminating switched access levels over a two- to four-year period beginning in 2012. The National Broadband Plan further recommends eliminating all per-minute intercarrier compensation charges by 2020. This plan must still be considered by the full FCC, which may adopt, reject or modify these proposals. The FCC also has an ongoing proceeding considering whether to make changes to its regulatory regime governing special access services, including whether to mandate lower rates, change standards for deregulation and pricing flexibility, or to require changes to other terms and conditions. When and how these proposed changes will be addressed are unknown and, accordingly, we cannot predict the impact of future changes on our results of operations. However, future reductions in our revenues will directly affect our profitability and cash flows as those regulatory revenues do not have substantial associated variable expenses.

Certain states also have open proceedings to address reform to access charges and other intercarrier compensation. We cannot predict when or how these matters will be decided or the effect on our subsidy or access revenues. In addition, we have been approached by, and are currently involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Certain of those claims have led to formal complaints to the applicable state regulatory agencies. A material reduction in the access revenues the we receive would adversely affect our financial results.

We are reliant on support funds provided under federal and state laws.

Prior to the consummation of the Merger, a portion of our revenues (approximately $29.9 million in the aggregate, or 6%, for the three months ended March 31, 2010, and $113.3 million in the aggregate, or 5%, in 2009) and a portion of Verizon’s Separate Telephone Operations’ revenues (approximately $58 million in the aggregate, or 6%, for the three months ended March 31, 2010, and $220 million in the aggregate, or 5%, in 2009) were derived from federal and state subsidies for rural and high cost support, commonly referred to as universal service fund subsidies, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support, federal local switching support fund, various state funds and surcharges billed to customers. The FCC and state regulatory agencies are currently considering a number of proposals for changing the manner in which eligibility for federal and state subsidies is determined as well as the amounts of such subsidies. The FCC issued an order on May 1, 2008 to cap the amounts that competitive eligible telecommunications carriers, referred to as CETCs, may receive from the high cost Federal Universal Service Fund, referred to as the USF. In 2009, a Federal court upheld the FCC’s order and the cap remains in place pending any future reform. In November 2008, the FCC issued a Further Notice of Proposed Rulemaking seeking comment on several different alternatives, some of which could significantly reduce the amount of federal high cost universal service support that we would receive. The National Broadband Plan, released on March 16, 2010, recommends transitioning all of the existing federal high cost subsidy programs, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support and the federal local switching support fund (not including surcharges billed to customers), into a new fund focusing on broadband infrastructure buildout in unserved areas. The National Broadband Plan further recommends that there would be only one subsidized provider of broadband per geographic area, and that eligibility criteria would be company and technology agnostic, so long as the service provided meets the specifications set by the FCC. There is no assurance that a carrier that receives support under the existing federal high cost subsidy programs would receive support under the new broadband fund. In addition, the National Broadband Plan proposes that the total federal universal service fund, including high cost support, low income support and support to schools and libraries, remain close to its current size in 2010 dollars. We cannot predict whether or when the FCC will take additional actions or the effect of any such actions on our revenues.

Federal subsidies representing interstate access support, rural high cost loop support and local switching support represented approximately $69.1 million and $17.1 million, or 3% (in each case) of our revenues in 2009 and in the three months ended March 31, 2010, respectively, and approximately $113 million and $29 million, or 3% (in each case), of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively. We currently expect that as a result of both an increase in the national average cost per loop and a decrease in our cost structure (following the consummation of the Merger), there will be a decrease in the subsidy revenues we earn in 2010 through the Federal High Cost Loop Fund. The amount of federal interstate access support funds received may also decline as that fund is also subject to a national cap and the amounts allocated among carriers within that cap can vary from year to year. State subsidies represented approximately $8.7 million and $2.4 million, or less than 1% (in each case), of our revenues in 2009 and in the three months ended March 31, 2010, respectively, and approximately $20 million and $5 million, or less than 1% and 1%, of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively. Approximately $35.5 million and $10.4 million, or 2% (in each case), of our revenues in 2009 and in the three months ended March 31, 2010, respectively and approximately $87 million and $24 million, or 2% (in each case), of Verizon’s Separate Telephone Operations’ revenues in 2009 and in the three months ended March 31, 2010, respectively, represent a surcharge to customers (local, long distance and interconnection) to recover universal service fund contribution fees which are remitted to the FCC and recorded as an expense in “other operating expenses.” We expect that approximately 5% of our revenue will continue to be derived from federal and state subsidies, and from surcharges to customers.

We and our industry will likely remain highly regulated, and we will likely incur substantial compliance costs that could constrain our ability to compete in our target markets.

As an incumbent local exchange carrier, some of the services offered by us are subject to significant regulation by federal, state and local authorities. This regulation could impact our ability to change our rates, especially on our basic voice services and our access rates, and could impose substantial compliance costs on us. Regulation could constrain our ability to compete and, in some jurisdictions, it may restrict how we are able to expand our service offerings. In addition, changes to the regulations that govern our business (including any implementation of the National Broadband Plan) may have an adverse effect on our business by reducing the allowable fees that we may charge, imposing additional compliance costs, reducing the amount of our subsidies or otherwise changing the nature of its operations and the competition in its industry.

Pending FCC rulemakings and state regulatory proceedings, including those relating to intercarrier compensation, universal service and broadband services, could have a substantial adverse impact on our operations.

Risks Relating to Technology

In the future, as competition intensifies within our markets, we may be unable to meet the technological needs or expectations of our customers, and may lose customers as a result.

The communications industry is subject to significant changes in technology. If we do not replace or upgrade technology and equipment, we may be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Replacing or upgrading our infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the communications industry may influence our customers to consider other service providers. For example, we may be unable to retain customers who decide to replace their wireline telephone service with wireless telephone service. We may be unable to attract or retain new customers from cable companies due to their deployment of new DOCSIS 3.0 technology, which many cable companies employ to provide Internet access to their customers. In addition, VOIP technology, which operates on broadband (WiMAX and 4G) technology, now provides our competitors with a competitive alternative to provide voice services to our customers, and wireless broadband technologies may permit our competitors to offer broadband data services to our customers throughout most or all of our service areas.

Risks Relating to the Spin-Off and the Merger

Our ongoing efforts to combine our business and the Spinco business may not be successful.

The acquisition of the Spinco business was the largest and most significant acquisition we have undertaken. Our management team will be required to devote a significant amount of time and attention to the process of integrating our business and the Spinco business, which may decrease the time it will have to serve existing customers, attract new customers and develop new services and strategies. The size and complexity of the Spinco business and the process of using our existing common support functions and systems to manage the Spinco business, if not managed successfully by our management, may result in interruptions of our business activities, a decrease in the quality of our services, a deterioration in our employee and customer relationships, and increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the growth opportunities and cost synergies that we anticipate receiving from the Merger.

The benefits that we expect to achieve as a result of the Merger will depend, in part, on our ability to realize anticipated growth opportunities and cost synergies. Our success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of our business and operations and the Spinco business and operations, which process is continuing after the consummation of the Merger. Even if we are able to integrate the Frontier and Spinco businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies we currently expect from this integration within the anticipated time frame or at all. For example, we may be unable to eliminate duplicative costs. Moreover, we may incur substantial expenses in connection with the integration of Frontier’s business and the Spinco business. While we anticipate that certain expenses will be incurred, and some expenses have been incurred already, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Merger may be offset by costs incurred or delays in integrating the companies.

If the assets contributed to Spinco by Verizon are insufficient to operate the Spinco business, it could adversely affect our business, financial condition and results of operations.

Pursuant to a distribution agreement between Verizon and Spinco, Verizon contributed to Spinco defined assets and liabilities of its local exchange business and related landline activities in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. Pursuant to the Merger Agreement, Verizon segregated the Spinco business (other than the portion conducted in West Virginia) from Verizon’s other businesses, so that the Spinco business operated independently from Verizon’s other businesses prior to the closing of the Spin-off and Merger. However, the contributed assets may not be sufficient to operate all aspects of the Spinco business, and we may need to use additional assets or resources from our business or acquire additional assets in order to operate the Spinco business, which could adversely affect our business, financial condition and results of operations.

Pursuant to the distribution agreement, we have certain rights to cause Verizon to transfer to us any assets required to be contributed to Spinco under that agreement that were not contributed as required. If Verizon were to be unable or unwilling to transfer those assets to us, or if we and Verizon were to disagree about whether those assets were required to be contributed to Spinco under the distribution agreement, we might not be able to obtain those assets or similar assets from others without significant costs or at all.

Our business, financial condition and results of operations may be adversely affected if we are not able to obtain consents to assign certain Verizon contracts to us.

Certain wholesale, large business, Internet service provider and other customer contracts that are required to be assigned by Verizon to us require the consent of the customer party to the contract to effect this assignment.

While a number of these consents were obtained by Spinco prior to the Spin-Off and Merger, we may be unable to obtain the remaining consents on terms favorable to us or at all, which could have a material adverse impact on the our business, financial condition and results of operations.

Regulatory authorities, in connection with their approval of the Spin-off and the Merger, imposed on us certain conditions relating to our capital expenditures and business operations.

In connection with its approval of the Merger, the FCC imposed certain conditions relating to our capital expenditures and operating requirements. These conditions include the expansion of broadband availability over the transferred lines at minimum speeds, with thresholds to be met over time, wholesale competitive requirements and data collection and reporting. In addition, certain state regulatory commissions, in connection with granting their approvals, specified certain capital expenditure and operating requirements for our business for specified periods of time post-closing. These requirements focus primarily on a variety of capital investment commitments, including the expansion of broadband availability. To satisfy all or part of certain capital investment commitments, we have agreed to place an aggregate amount of $55 million in cash in escrow accounts. In addition, to satisfy our capital investment commitments in West Virginia, we agreed to place $60 million in cash in an escrow account and to obtain a letter of credit for $190 million. The aggregate amount in these escrow accounts and the letter of credit will decrease over time as Frontier incurs the defined capital expenditures in the respective states.

In addition, in certain states, we are subject to operating restrictions such as rate caps (including maintenance of the rates on residential and business products and the prices and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers that, in each case, existed as of the time of the Merger), continuation of product bundle offerings that we offered before the Merger, waiver of certain customer early termination fees and restrictions on others, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet, in one state, will result in penalties, including cash management restrictions on certain of our subsidiaries in that state). In one state, our subsidiaries will be subject to cash management restrictions for a period of approximately four years. We are also required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection.

The foregoing conditions may restrict our ability to expend cash for other uses and to modify the operations of our business in response to changing circumstances for a period of time.

If the Spin-off does not qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code (the “Code”), including as a result of subsequent acquisitions of stock of Verizon or Frontier, then Verizon or Verizon stockholders may be required to pay substantial U.S. federal income taxes, and Frontier may be obligated to indemnify Verizon for such taxes imposed on Verizon or Verizon stockholders as a result thereof.

The Spin-off and Merger were conditioned upon Verizon’s receipt of a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that the Spin-off and certain related transactions would qualify as tax-free to Verizon, Spinco and the Verizon stockholders for U.S. federal income tax purposes (the “IRS ruling”). A private letter ruling from the IRS generally is binding on the IRS. The favorable IRS ruling was received by Verizon before the consummation of the Spin-off and related transactions. The IRS ruling did not rule that the Spin-off satisfied every requirement for a tax-free Spin-off, and the parties relied solely on the opinion of counsel described below for comfort that such additional requirements were satisfied.

The Spin-off and Merger were also conditioned upon Verizon’s receipt of an opinion of Debevoise & Plimpton LLP (“Debevoise”), counsel to Verizon, to the effect that the Spin-off and certain related transactions qualified as tax-free to Verizon, Spinco and the stockholders of Verizon. The opinion relied on the IRS ruling as to matters covered by it.

The IRS ruling and the opinion of counsel were based on, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling or the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the IRS ruling was based on law that was current at the time it was issued, and cannot be relied upon if current law changes with retroactive effect.

The Spin-off will be taxable to Verizon pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either Verizon or Spinco, directly or indirectly, as part of a plan or series of related transactions that include the Spin-off. Because Verizon stockholders collectively owned more than 50% of the Frontier common stock following the Merger, the Merger alone will not cause the Spin-off to be taxable to Verizon under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of Frontier are considered to be part of a plan or series of related transactions that include the Spin-off. If Section 355(e) applied, Verizon might recognize a very substantial amount of taxable gain.

Under a tax sharing agreement, in certain circumstances, and subject to certain limitations, we are required to indemnify Verizon against taxes on the Spin-off that arise as a result of actions or failures to act by us, or as a result of changes in ownership of our stock of Frontier. In some cases, however, Verizon might recognize gain on the Spin-off without being entitled to an indemnification payment under the tax sharing agreement.

If the Merger does not qualify as a tax-free reorganization under Section 368 of the Code, we may be required to pay substantial U.S. federal income taxes.

The obligations of Verizon and Frontier to complete the Merger were conditioned, respectively, on Verizon’s receipt of an opinion of Debevoise and Frontier’s receipt of an opinion of Cravath, Swaine & Moore LLP, counsel to Frontier, in each case to the effect that the Merger qualified as a tax-free reorganization under Section 368(a) of the Code, and that no gain or loss would be recognized as a result of the Merger by Spinco or by Spinco stockholders (except for cash in lieu of fractional shares). These opinions were based upon, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions were based on the law as of the consummation of the merger, and cannot continue to be relied upon if current law changes with retroactive effect. If the Merger were taxable, those stockholders who were Spinco stockholders prior to the consummation of the Merger would recognize taxable gain or loss on their receipt of Frontier stock in the Merger, and Spinco would be considered to have made a taxable sale of its assets to Frontier. If we are required to make a payment to Verizon under the tax sharing agreement, it may make it more difficult to service our debt obligations, including under the Exchange Notes.

We are unable to take certain actions because such actions could jeopardize the tax-free status of the Spin-off or the Merger, and such restrictions may be significant.

Pursuant to a tax sharing agreement among Verizon, Spinco and us, we are prohibited from taking actions that could reasonably be expected to cause the Spin-off to be taxable or to jeopardize the conclusions of the IRS ruling or opinions of counsel received by Verizon or Frontier. In particular, for two years after the Spin-off, we may not:

•

enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of our capital stock, or options or other rights in respect of our capital stock, subject to certain exceptions relating to employee compensation arrangements, stock splits, open market stock repurchases and stockholder rights plans;

•

permit certain wholly owned subsidiaries owned by Spinco at the time of the Spin-off to cease the active conduct of the Spinco business to the extent it was conducted immediately prior to the Spin-off; or

•	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless we survive and the transaction otherwise complies with the restrictions in the tax sharing agreement.

Nevertheless, we are permitted to take any of the actions described above if we obtain Verizon’s consent, or if we obtain a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Verizon) to the effect that the action will not affect the tax-free status of the Spin-off or the Merger. However, the receipt of any such consent, opinion or ruling does not relieve us of any obligation we have to indemnify Verizon for an action we take that causes the Spin-off to be taxable to Verizon.

Because of these restrictions, for two years after the Merger, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital. Also, our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during this two-year period in a transaction that holders of our securities might consider favorable.

USE OF PROCEEDS

This Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreements entered into in connection with the issuance of the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer.

In consideration for issuing the Exchange Notes as contemplated by this prospectus, we will receive the Original Notes in like principal amount. The Original Notes surrendered and exchanged for the Exchange Notes will be retired and canceled and cannot be reissued.

Accordingly, the issuance of the Exchange Notes will not result in any increase in our indebtedness or capital stock.

The net proceeds of the offering of the Original Notes was approximately $3,130 million, after deducting the discounts to the initial purchasers of the Original Notes and estimated offering expenses. Spinco used the net proceeds of the offering of the Original Notes to finance a special cash payment in the amount of $3,083 million (the “special cash payment”) to Verizon immediately prior to the Spin-off and the closing of the Merger.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the fiscal periods indicated is as follows:

	For the Three Months Ended		For the Fiscal Years Ended
	March 31, 2010	March 31, 2009	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Ratio of earnings to fixed charges	1.77x	1.64x	1.49x	1.76x	1.87x	2.13x	1.75x

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings from operations before income taxes plus interest expense related to indebtedness, amortization of debt discount and the interest portion of fixed rent expense, less undistributed earnings of affiliates accounted for using the equity method. Fixed charges include interest on indebtedness (whether expensed or capitalized), amortization of debt discount and the interest portion of fixed rent expense.

SELECTED FINANCIAL DATA

Summary Historical Consolidated Financial Information of Frontier

The following summary historical consolidated financial and operating information of Frontier should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, and the consolidated financial statements and related notes of Frontier Communications Corporation incorporated by reference herein. The summary historical consolidated financial information of Frontier as of December 31, 2009, and 2008, and for each of the years in the three-year period ended December 31, 2009, is derived from the audited historical consolidated financial statements of Frontier incorporated by reference in this prospectus. The summary historical consolidated financial information of Frontier as of December 31, 2007, 2006, and 2005, and for each of the years in the two-year period ended December 31, 2006, is derived from the audited historical consolidated financial statements of Frontier not included or incorporated by reference in this prospectus. The operating data of Frontier below is unaudited for all periods. The operating results of Frontier for the three months ended March 31, 2010 and for the year ended December 31, 2009 are not necessarily indicative of the results to be expected for any future periods. See “Where You Can Find More Information.”

	Three months ended March 31,			Year ended December 31,
(In thousands, except per share amounts)	2010		2009	2009		2008	2007		2006		2005
	(Unaudited)
Statements of Operations Information:
Revenue(1)	$519,849		$537,956	$2,117,894		$2,237,018	$2,288,015	(3)	$2,025,367		$2,017,041
Operating income	161,862		139,510	606,165		642,456	705,416		644,490		588,968
Income from continuing operations(2)	43,472		36,955	123,181		184,274	216,514	(4)	258,321	(5)	189,923
Net income attributable to common shareholders of Frontier	42,565		36,303	120,783		182,660	214,654		344,555		202,375
Basic income per share of common stock from continuing operations	0.14		0.12	0.38		0.57	0.64		0.78		0.55
Basic net income per common share attributable to common shareholders of Frontier	0.14		0.12	0.38		0.57	0.64		1.06		0.60
Diluted net income per common share attributable to common shareholders of Frontier	0.14		0.12	0.38		0.57	0.64		1.06		0.59

Other financial data:
Capital expenditures	$69,606	(6)	$54,572	$255,965	(6)	$288,264	$315,793		$268,806		$259,448
Cash dividends declared (and paid) per common share	0.25		0.25	1.00		1.00	1.00		1.00		1.00

(In thousands, except for operating data)	As of March 31, 2010		As of December 31,
			2009	2008		2007	2006		2005
	(Unaudited)
Balance sheet data:
Total assets	$6,793,623		$6,878,255	$6,888,676		$7,256,069	$6,797,536		$6,427,567
Long-term debt	4,796,474		4,794,129	4,721,685		4,736,897	4,467,086		3,995,130
Total shareholders’ equity of Frontier	296,763		327,611	519,045		997,899	1,058,032		1,041,809

Operating data:

Access lines	2,082,812		2,117,512	2,254,333		2,429,142	2,126,574		2,237,539
High-speed Internet subscribers	644,060		635,947	579,943		522,845	393,184		318,096
Video subscribers	175,775		172,961	119,919		93,596	62,851		32,326

(1)	Operating results include activities for Commonwealth Telephone Enterprises Inc., referred to as Commonwealth or CTE, from the date of its acquisition on March 8, 2007, and for Global Valley Networks Inc. and GVN Services, together referred to as GVN, from the date of their acquisition on October 31, 2007.

(2)	Operating results exclude activities for Electric Lightwave, LLC (“ELI”) for 2006 and 2005. In 2006, Frontier sold ELI, its competitive local exchange carrier (“CLEC”) business, for $255.3 million (including the sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. Frontier recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Frontier’s after-tax gain on the sale was $71.6 million.
(3)	Revenue for 2007 includes the favorable one-time impact of $38.7 million ($24.4 million after tax) for a significant settlement of a carrier dispute.
(4)	Operating results for 2007 reflect the positive pre-tax impact of a pension curtailment gain of $14.4 million ($9.1 million after tax), resulting from the freeze placed on certain pension benefits of the former CTE non-union employees.
(5)	Operating results for 2006 reflect the favorable pre-tax impact of a $61.4 million ($38.7 million after tax) gain recognized on the liquidation and dissolution of Rural Telephone Bank.
(6)	Capital expenditures for the three months ended March 31, 2010 and for the year ended December 31, 2009 include $29.7 million and $25.0 million, respectively, related to integration activities.

Summary Historical Combined Special-Purpose Financial Data of Verizon’s Separate Telephone Operations

Verizon’s Separate Telephone Operations consist of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to designated customers in those states. Verizon’s Separate Telephone Operations comprise portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of specific operations, assets and liabilities of Verizon North Inc. and Verizon Northwest Inc.); also included in Verizon’s Separate Telephone Operations are customer relationships for related long distance services offered by portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC and Verizon Online LLC in the Spinco territory. Verizon’s Separate Telephone Operations exclude all activities of Verizon Business Global LLC and Cellco Partnership (doing business as Verizon Wireless). The following summary historical combined special-purpose financial data of Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and 2009, and as of March 31, 2010, have been derived from the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations incorporated by reference in this prospectus. The summary historical combined special-purpose financial data for each of the years ended December 31, 2009, 2008 and 2007, and as of December 31, 2009 and 2008, have been derived from the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations incorporated by reference in this prospectus. The summary historical combined special-purpose financial data for the fiscal year ended December 31, 2006, and as of December 31, 2007 and 2006, have been derived from the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations that have not been included or incorporated by reference in this prospectus. The summary historical combined special-purpose financial data for the fiscal year ended December 31, 2005 and as of December 31, 2005, have been derived from the unaudited combined special-purpose financial statements of Verizon’s Separate Telephone Operations that have not been included or incorporated by reference in this prospectus.

The following summary historical combined financial data of Verizon’s Separate Telephone Operations should be read in conjunction with the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the three months ended March 31, 2010 and 2009, and the notes thereto and the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the years ended December 31, 2009, 2008, and 2007, and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference in this prospectus. See “Where You Can Find More Information.”

	Three months ended March 31,		Year ended December 31,
(In millions)	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)						(Unaudited)
Statements of Income:
Operating revenues	$964	$1,043	$4,065	$4,352	$4,527	$4,674	$4,831
Operating income (1)	84	287	542	1,044	1,159	1,162	1,046
Net income	2	172	292	552	603	638	538

Other Financial Data:
Capital expenditures (2)	$96	$135	$558	$730	$703	$702	$733

	As of March 31, 2010	As of December 31,
(In millions)		2009	2008	2007	2006	2005
	(Unaudited)					(Unaudited)
Statements of Selected Assets, Selected Liabilities and Parent Funding:
Total selected assets	$8,192	$8,356	$8,926	$9,059	$9,119	$9,375
Long-term debt, including current portion	425	625	622	1,319	1,315	1,732
Employee benefit obligations	1,236	1,240	1,160	1,068	991	930
Parent funding	4,451	4,445	4,952	4,548	4,443	4,270

(1)	Operating expenses in the three months ended March 31, 2010 and the years ended December 31, 2009, 2008, 2007 and 2006, included charges related to pension settlement losses, pension and other postretirement curtailment losses and severance plans of $127 million, $397 million, $107 million, $53 million and $42 million, respectively. Operating expenses in the three months ended March 31, 2010 and the year ended December 31, 2009 also included charges of $9 million and $26 million, respectively, related to activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the Spin-off and business combination with Frontier.
(2)	Capital expenditures in the three months ended March 31, 2010 and the year ended December 31, 2009 excluded $13 and $34 million, respectively, related to network, non-network software and other activities to enable Verizon’s Separate Telephone Operations to operate on a stand-alone basis in connection with the Spin-off and business combination with Frontier.

Unaudited Pro Forma Condensed Combined Financial Data

The following table shows unaudited pro forma condensed combined financial data about the combined company’s financial condition and results of operations, after giving effect to the Transactions and the repayment, on June 1, 2010, of $175 million of indebtedness, and is based upon the historical consolidated financial data of Frontier and the historical combined special-purpose financial data of Verizon’s Separate Telephone Operations incorporated by reference in this prospectus. The unaudited pro forma condensed combined financial data has been prepared to reflect the Transactions based on the acquisition method of accounting, with Frontier treated as the accounting acquirer. Under the acquisition method, the assets and liabilities of Verizon’s Separate Telephone Operations are recorded by Frontier at their respective fair values as of July 1, 2010, the date the Merger was completed. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the three months ended March 31, 2010, and for the year ended December 31, 2009, give effect to the Transactions and the repayment of indebtedness as if they had occurred on January 1, 2009. The unaudited pro forma condensed combined balance sheet data has been prepared as of March 31, 2010, and gives effect to the Transactions and the repayment of indebtedness as if they had occurred on that date. The unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of Frontier and the combined special-purpose financial statements and the related notes of Verizon’s Separate Telephone Operations incorporated by reference in this prospectus, as well as in conjunction with “Unaudited

Pro Forma Condensed Combined Financial Information,” included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial data is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the Transactions been completed at the dates indicated above. In addition, the unaudited pro forma condensed combined financial data does not purport to project the future financial position or results of operations of the combined company. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information included in this prospectus, the preliminary allocation of the transaction consideration reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the final transaction consideration allocation that will be recorded as of completion of the Merger, which final allocation has not yet progressed to a definitive stage, as of the date of this prospectus.

	Pro forma	Pro forma
(In millions, except per share amounts)	Three months ended March 31, 2010	Year ended December 31, 2009
	(Unaudited)	(Unaudited)
Statements of Operations Information:
Revenue	$1,456	$6,071
Operating income	335	1,373
Net income	92	433
Basic and diluted income per common share	0.09	0.44

	As of March 31, 2010
	(Unaudited)
Balance Sheet Data:
Property, plant and equipment, net	$8,394
Goodwill, net	6,267
Total assets	17,596
Long-term debt	8,247
Stockholders’ equity	5,520

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Frontier and the historical combined special-purpose financial information of Verizon’s Separate Telephone Operations incorporated by reference in this prospectus, and has been prepared to reflect the Transactions based on the acquisition method of accounting. The unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Frontier and the historical financial statements of Verizon’s Separate Telephone Operations, adjusted to give effect to (1) the transfer of specified assets and liabilities from Verizon to Spinco in the distribution that occurred immediately prior to the Spin-off that are not included in Verizon’s Separate Telephone Operations’ historical balance sheet as of March 31, 2010, and the retention of specified assets and liabilities by Verizon that are included in Verizon’s Separate Telephone Operations’ historical balance sheet as of March 31, 2010, as more fully described in note 4(c) below, (2) the repayment on June 1, 2010, of $175 million of indebtedness of Verizon’s Separate Telephone Operations, (3) the completion of the Original Notes offering to make the special cash payment to Verizon, as more fully descirbed in note 4(a), below, (4) the distribution of shares of Spinco common stock to a third-party distribution agent for the benefit of Verizon stockholders, (5) the receipt by Verizon from Spinco of $3,333 million in aggregate value in the form of the special cash payment and the Verizon debt reduction as more fully described in note 4(a) below and (6) the Merger of Spinco with and into Frontier, with Frontier considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to the Transactions and factually supportable and, in the case of the statements of operations information, that are expected to have a continuing impact.

The unaudited pro forma condensed combined balance sheet information has been prepared as of March 31, 2010, and gives effect to the Transactions and other events described above as if they had occurred on that date. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the three months ended March 31, 2010 and for the year ended December 31, 2009, give effect to the Transactions and other events described above as if they had occurred on January 1, 2009.

The unaudited pro forma condensed combined financial information was prepared using (1) the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations as of and for the three months ended March 31, 2010, incorporated by reference in this prospectus, (2) the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations as of and for the year ended December 31, 2009, incorporated by reference in this prospectus, (3) the unaudited interim condensed consolidated financial statements of Frontier as of and for the three months ended March 31, 2010, incorporated by reference in this prospectus, and (4) the audited consolidated financial statements of Frontier as of and for the year ended December 31, 2009, incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the Transactions and other events described above been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of Frontier. In the opinion of Frontier’s management, all adjustments considered necessary for a fair presentation have been included.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Merger. In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final allocation is dependent upon valuations and other studies that have not been completed. Accordingly, pro forma adjustments for the allocation of the value of Frontier common stock issued by Frontier as consideration as discussed in note (2) below are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet Information

As of March 31, 2010

($ in millions)

		Spinco
	Frontier	Verizon’s Separate Telephone Operations as Reported	Incurrence of New Debt (4a)	Special Cash Payment and Repayment of Indebtedness (4b)	Additional Transfer of Assets and Liabilities to/from Verizon (4c)	Verizon’s Separate Telephone Operations as Adjusted	Pro Forma Adjustments (4d)	Pro Forma Combined
ASSETS:
Cash and cash equivalents	$331	$—	$3,130	$(3,083)	$—	$47	$—	$378	(4e)
Accounts receivable, net	190	411	—	—	—	411	—	601
Other current assets	106	246	—	—	(113)	133	—	239

Total current assets	627	657	3,130	(3,083)	(113)	591	—	1,218
Property, plant and equipment, net	3,116	5,180	—	—	98	5,278	—	8,394
Goodwill, net	2,642	—	—	—	—	—	3,625	6,267
Other intangibles, net	234	—	—	—	—	—	1,152	1,386
Other assets	175	2,355	70	—	(2,269)	156	—	331

Total assets	$6,794	$8,192	$3,200	$(3,083)	$(2,284)	$6,025	$4,777	$17,596

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt due within one year	$7	$175	$—	$(175)	$—	$—	$—	$7
Accounts payable and other current liabilities	319	665	—	—	(247)	418	35	772

Total current liabilities	326	840	—	(175)	(247)	418	35	779
Deferred income taxes	730	1,291	—	—	(468)	823	426	1,979
Other liabilities	633	1,360	—	—	(922)	438	—	1,071
Long-term debt	4,797	250	3,200	—	—	3,450	—	8,247

Total long-term liabilities	6,160	2,901	3,200	—	(1,390)	4,711	426	11,297
Stockholders’ equity	308	4,451	—	(2,908)	(647)	896	4,316	5,520

Total liabilities and stockholders’ equity	$6,794	$8,192	$3,200	$(3,083)	$(2,284)	$6,025	$4,777	$17,596

See notes to unaudited pro forma condensed combined financial information.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations Information

For the year ended December 31, 2009

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments		Pro Forma Combined
Revenue	$2,118	$4,065	$16	(5a)	$6,071
			(66	)(5b)
			(62	)(5d)
Cost and expenses (exclusive of depreciation and amortization)	1,007	2,742	10	(5a)	3,193
			(63	)(5b)
			(412	)(5c)
			(62	)(5d)
			(26	)(5e)
			(1	)(5f)
			(2	)(5h)
Depreciation and amortization	477	781	3	(5a)	1,505
			230	(5g)
			14	(5h)
Acquisition and integration costs	28	—	(28	)(5e)	—

Total operating expenses	1,512	3,523	(337)		4,698

Operating income	606	542	225		1,373
Investment and other income (expense), net	(37)	1	—		(36)
Interest expense	378	92	267	(5i)	663
			(74	)(5j)
Income tax expense	70	159	12	(5k)	241

Net income	$121	$292	$20		$433

Basic and diluted income per common share:	$0.38				$0.44

Weighted-average shares outstanding (in millions)	310				987	(3)

See notes to unaudited pro forma condensed combined financial information.

Frontier Communications Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations Information

For the three months ended March 31, 2010

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments		Pro Forma Combined
Revenue	$520	$964	$4	(5a)	$1,456
			(14	)(5b)
			(18	)(5d)
Cost and expenses (exclusive of depreciation and amortization)	247	700	2	(5a)	777
			(14	)(5b)
			(130	)(5c)
			(18	)(5d)
			(9	)(5e)
			(1	)(5h)
Depreciation and amortization	101	180	1	(5a)	344
			58	(5g)
			4	(5h)
Acquisition and integration costs	10	—	(10	)(5e)	—

Total operating expenses	358	880	(117)		1,121

Operating income	162	84	89		335
Investment and other income (expense), net	7	—	—		7
Interest expense	94	20	67	(5i)	165
			(16	)(5j)
Income tax expense	32	62	14	(5k)	85
			(23	)(5l)

Net income	$43	$2	$47		$92

Basic and diluted income per common share:	$0.14				$0.09

Weighted-average shares outstanding (in millions)	310				987	(3)

See notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

1. Description of the Transactions

On May 13, 2009, Verizon, Frontier and Spinco, a wholly owned subsidiary of Verizon, entered into the Merger Agreement, pursuant to which Spinco merged with and into Frontier on July 1, 2010, with Frontier surviving the Merger as the combined company. Pursuant to the Merger Agreement, Verizon stockholders received 678,530,386 shares of Frontier common stock, which shares of Frontier common stock are assumed for purposes of the pro forma condensed combined financial information to have a value of $5,247 million.

Immediately prior to the Merger, Spinco (1) held defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those states, and (2) was spun off to Verizon stockholders. In connection with the Spin-off, Verizon received from Spinco $3,333 million in aggregate value in the form of the special cash payment and the Verizon debt reduction.

The number of shares issued by Frontier to Verizon stockholders pursuant to the Merger Agreement equaled 678,530,386. Immediately after the closing of the Merger, Verizon stockholders owned approximately 68.4% of the combined company’s outstanding equity, and existing Frontier stockholders owned approximately 31.6% of the combined company’s outstanding equity.

Prior to the closing of the Merger, Verizon received a favorable ruling from the IRS indicating, with certain caveats, that the Spin-off and Merger would qualify as tax-free transactions, except to the extent that cash would be paid to Verizon stockholders in lieu of fractional shares. As expected, the IRS ruling did not rule that the Spin-off satisfied every requirement of a tax-free spin-off, and the parties relied solely on an opinion of counsel to determine that such additional requirements were satisfied.

The pro forma condensed combined financial information was prepared using the accounting standard regarding Business Combinations. For purposes of the pro forma condensed combined financial information, the aggregate estimated transaction costs (other than debt incurrence fees in connection with the Original Notes offering, as set forth in note 4(a)), which are charged as an expense of Frontier as they are incurred, are assumed to be approximately $55 million and include estimated costs associated with investment banker advisory fees, legal fees, and regulatory and auditor services of Frontier. Approximately $2 million and $18 million of transaction costs were recognized by Frontier for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively, and the balance of $35 million is reflected as an accrual in the Pro Forma Adjustments column on the unaudited pro forma condensed combined balance sheet. These costs are eliminated as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2010 and the year ended December 31, 2009. In addition, the combined company will incur integration costs primarily related to information systems, network and process conversions (including hardware and software costs). The specific details of these integration plans will be refined as the integration is implemented over the three years following the consummation of the Merger on July 1, 2010, and will be recorded based on the nature and timing of the specific action.

Frontier is considered the accounting acquirer for purposes of the preparation of the pro forma condensed combined financial information. This conclusion is based upon Frontier’s consideration of all relevant factors included in the accounting standard regarding Business Combinations including (1) the issuance by Frontier of its common stock to Verizon stockholders in acquiring the Spinco business through the Merger of Spinco with and into Frontier, (2) the composition of the board of directors of the combined company, which will consist, at July 6, 2010, of nine Frontier-selected directors and three Verizon-selected directors, and (3) the composition of the executive management team of the combined company, which is led by Frontier executives, including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

2. Basis of Preliminary Estimated Transaction Consideration Allocation

The allocation presented below represents the effect of recording on a preliminary basis the value of Frontier common stock issued by Frontier as consideration in the Merger under the acquisition method of accounting (dollars in millions):

Estimated transaction consideration:		$5,247
Current assets	$591
Property, plant & equipment—net	5,278
Goodwill	3,625
Customer list	1,152
Other assets	156
Current liabilities	(418)
Deferred income taxes	(1,249)
Long-term debt	(3,450)
Other liabilities	(438)

Total net assets acquired	$5,247

The allocation of the value of the Frontier common stock issued by Frontier as consideration in the Merger to assets and liabilities is preliminary. The final allocation of the value of the Frontier common stock issued by Frontier as consideration in the Merger will be based on the fair values of assets acquired and liabilities assumed as of July 1, 2010, the effective date of the Merger, determined based upon a third-party valuation. The valuation began upon consummation of the Merger, but is not completed. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

The above noted preliminary allocation includes deferred taxes that are established at acquisition. Deferred taxes represent the tax effect at 37% of the non-deductible step-up in value of the customer list (($1,152 million x 0.37) = $426 million). The offsetting entry to establish the deferred tax liability is recorded as goodwill.

3. Frontier common stock issued:

The table below shows the impact on relative share ownership and earnings per share based on the number of shares issued by Frontier as consideration in the Merger:

Value of shares issued (in millions)	$5,247
Divided by Price Per Share	$7.73

Shares Issued to Verizon stockholders (in millions)	679
Frontier Shares Outstanding at March 31, 2010, pre-merger (in millions)	313

Total Shares after Merger (in millions)	992

Percentage ownership by Frontier stockholders after Merger	31.6
Percentage ownership by Verizon stockholders after Merger	68.4

Notes to Unaudited Pro Forma Condensed

Combined Financial Information

Impact on Pro Forma Earnings Per Share (basic and diluted), Year Ended December 31, 2009:

Pro Forma Weighted Average Shares Outstanding (in millions):
Frontier pre merger	310
Plus shares issued in the Merger	679

Total Pro Forma Weighted Average Shares Outstanding	989

Pro Forma Net Income (dollars in millions)	$433
Pro Forma Earnings Per Share (basic and diluted)	$0.44

4. Balance Sheet Adjustments:

(a)	Spinco completed a financing of $3,200 million in principal amount of Original Notes on April 12, 2010. The gross proceeds of the Original Notes offering, plus an amount in cash contributed by Frontier that equaled the amount of interest that would accrue on the Notes from April 12, 2010 to October 1, 2010, were deposited into an escrow account. Immediately prior to the Spin-off and the completion of the Merger, the gross proceeds of the Original Notes offering (less the initial purchasers’ discount) was released from the escrow account and used to make the special cash payment by Spinco to Verizon, in the amount of $3,083 million. The amount in excess of the special cash payment was retained by Frontier. The amount of the special cash payment was subject to a limit of $3,333 million and was reduced by the amount of long-term debt of Verizon that became the consolidated indebtedness of Spinco at the time of the Spin-off. At March 31, 2010, Verizon’s Separate Telephone Operations had long-term debt, including current maturities, of $425 million. Of the $425 million of Verizon’s Separate Telephone Operations’ debt as of March 31, 2010, $175 million matured on June 1, 2010. The adjustment presented therefore reflects debt incurrence of $3,200 million in connection with the Original Notes offering with net cash proceeds of $3,130 million (after assumed debt incurrence fees of $70 million), $3,083 million of which was used by Spinco to make the special cash payment. The Original Notes were issued at par and bear interest at a weighted average rate of 8.36%.

Total cash paid to Verizon of $3,083 million plus remaining distribution date indebtedness of Verizon’s Separate Telephone Operations of $250 million provided Verizon with total value of $3,333 million.

(b)	This adjustment represents a special cash payment to Verizon by Spinco from the net cash proceeds of the Original Notes offering described in 4(a) above and reflects the repayment by Verizon’s Separate Telephone Operations prior to the Merger date of $175 million of its outstanding indebtedness that would have otherwise constituted distribution date indebtedness.

(c)	Verizon’s Separate Telephone Operations are adjusted to (1) include assets and liabilities that were transferred to Spinco but were not included in Verizon’s Separate Telephone Operations’ financial statements incorporated by reference in this prospectus and (2) exclude assets and liabilities that were retained by Verizon that are included in Verizon’s Separate Telephone Operations’ financial statements incorporated by reference in this prospectus. A brief description of these items follows (dollars in millions):

Balance	Amount	Reason
Other current assets	$(75)	Intercompany receivables retained by Verizon
	(1)	Receivables related to businesses retained by Verizon
	2	Receivables related to approximately 22,000 California access lines transferred to Spinco but not included in Verizon’s Separate Telephone Operations financial information
	(8)	Deferred income taxes related to uncertain tax balances and postemployment benefits retained by Verizon
	(31)	Inventory net transfer

$(113)

Property, plant and equipment, net	$24	Fixed assets related to approximately 22,000 California access lines referenced above
	(64)	Fixed assets related to Verizon’s national operations retained by Verizon
	58	Verizon corporate real estate in the Spinco territory transferred to Spinco
	75	Capital expenditures to permit stand-alone operation of Spinco
	5	Corporate leased vehicles in the Spinco territory transferred to Spinco

$98

Other assets	$(2,222)	Prepaid pension in excess of actuarial liability retained by Verizon
	(47)	Reclassify capital expenditures to permit stand-alone operation of Spinco to Property, plant and equipment

$(2,269)

Accounts payable and other current liabilities	$(108)	Intercompany payables retained by Verizon
	(128)	Accrued income taxes retained by Verizon
	(14)	Postemployment benefits retained by Verizon
	3	Accounts payable and accrued liabilities related to approximately 22,000 California access lines referenced above

$(247)

Other liabilities	$(872)	Pension, other postretirement employee benefits of retirees, stock-based compensation and postemployment benefits retained by Verizon
	5	Corporate leased vehicles in the Spinco territory transferred to Spinco
	3	Other liabilities related to approximately 22,000 California access lines referenced above
	(58)	Accrued uncertain tax position liability retained by Verizon

$(922)

Deferred income taxes	$(468)	Deferred income taxes on the adjustments above

Parent funding	$(647)	Reflects the aggregate impact of the above noted entries

The pension and other postretirement employee benefits adjustments are based on a preliminary actuarial evaluation obtained from a third party. The final actuarial evaluation completed at the time of, or subsequent to, the completion of the Merger may be different from that reflected in the pro forma condensed combined financial information. This difference, including the related impact on deferred taxes, may be material.3

(d)	(i) This adjustment in the amount of $3,625 million ($3,199 million + $426 million) reflects the goodwill associated with the excess of the transaction consideration issued over the preliminary estimated fair value of the underlying identifiable net tangible and intangible assets at March 31, 2010 ($3,199 million), and reflects the impact of the deferred taxes established in (iii) below ($426 million).

(ii) This adjustment in the amount of $1,152 million reflects the preliminary fair value of the identifiable intangible asset (customer list) which was estimated by Frontier’s management based on the fair values assigned to similar assets in recently completed acquisitions (a market approach). A third party valuation firm is being utilized to help determine the final fair value after the Merger is completed, but this determination is not yet final. For purposes of the preliminary fair value determination, the estimated useful life of the customer list asset was assumed to be five years.

(iii) This adjustment in the amount of $426 million reflects the deferred taxes associated with the nondeductible customer list asset ($1,152 million x 37% = $426 million) based on an assumed tax rate of 37%.

(iv) This adjustment in the amount of $35 million records the estimated unpaid non-recurring costs for acquisition related transaction costs, primarily bankers, lawyers and consulting advisory fees.

(v) This adjustment in the amount of $4,316 million ($5,247 million – $896 million – $35 million) eliminates the “as adjusted” net equity of Verizon’s Separate Telephone Operations ($896 million) and reflects Frontier’s issuance of common stock to Verizon stockholders ($5,247 million) less unpaid estimated transaction costs of $35 million as of March 31, 2010.

(e)	A portion of the pro forma combined cash and cash equivalents is expected to be held in escrow accounts or otherwise restricted in order to satisfy certain commitments made by Frontier in connection with obtaining regulatory approvals for the Transactions.

5. Income Statement Adjustments:

(a)	This adjustment reflects results of operations related to the transfer of approximately 22,000 California access lines, representing a portion of the Spinco business not included in Verizon’s Separate Telephone Operations, to the combined company.

(b)	This adjustment reflects results of operations of wireless directory assistance, long distance revenues from calling cards and discontinued services, and customer premises equipment contracts that were not transferred in the Transactions.

(c)	This adjustment reflects pension, other postretirement employee benefits of retirees and postemployment benefits retained by Verizon.

(d)	This adjustment conforms the classification of bad debt expenses by Verizon’s Separate Telephone Operations to the classification policy of Frontier.

(e)	This adjustment reflects the removal of acquisition, integration and realignment expenses related to activities to enable Spinco to operate on a stand-alone basis in connection with the business combination with Frontier.

(f)	This adjustment reflects the removal of transactions between Verizon’s Separate Telephone Operations and Frontier.

[3]	Update when final actuarial evaluation, scheduled to be completed at the time of completion of the merger, is available.

(g)	This adjustment reflects amortization expense associated with the customer list asset estimated in note 4(d) above assuming an estimated useful life of five years which corresponds to an increase in depreciation and amortization of $58 million and $230 million for the three months ended March 31, 2010 and the year ended December 31, 2009, respectively.

The actual depreciation and amortization expense will be based on the final fair value attributed to the identifiable tangible and intangible assets based upon the results of the third-party valuation of the acquired assets. The depreciation and amortization rates may also change based on the results of this third-party valuation. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(h)	This adjustment reflects depreciation on Verizon corporate real estate in the Spinco territory transferred to Spinco, net of depreciation in fixed assets related to Verizon national operations retained by Verizon and related rent expense allocated to Verizon’s Separate Telephone Operations.

(i)	This adjustment reflects additional interest expense on $3,200 million of Original Notes, based on a weighted average interest rate of 8.36%.

(j)	This adjustment adjusts interest expense of Spinco to represent the annualized third-party interest charge on the long-term debt ($250 million) contributed by Verizon to Spinco.

(k)	This adjustment reflects the tax effect of the adjustments described in notes 5(a) through 5(j) above, using an estimated effective income tax rate of 37%.

(l)	This adjustment reflects the reversal of a portion of Verizon’s Separate Telephone Operations’ one-time, non-cash tax charge as a result of the enactment of the Health Care Act. This portion of the charge relates to retiree prescription drug coverage benefits for which the obligation was retained by Verizon.

DESCRIPTION OF NOTES

The following is a summary of the material terms of the Exchange Notes and the Indenture. This description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture. The Indenture is by its terms subject to and governed by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). In this description, (i) the term “Issuer” refers to Frontier Communications Corporation, as the successor obligor to New Communications Holdings Inc. under the Original Notes and the Original Indenture (as defined herein) and as issuer of the Exchange Notes, (ii) “we,” “our,” “us” and “the Issuer” refer only to the Issuer and not to any of its subsidiaries and (iii) the Original Notes and Exchange Notes are referred to together, when appropriate, as “the Notes.”

The Original Notes were issued under an indenture, dated as of April 12, 2010 (the “Original Indenture”), by and between New Communications Holdings Inc. and The Bank of New York Mellon, as trustee (the “Trustee”). Concurrently with the closing of the Merger, Frontier Communications Corporation assumed all of New Communications Holdings Inc.’s obligations under the Original Notes and the Original Indenture pursuant to a supplemental indenture, dated as of July 1, 2010, by and between Frontier Communications Corporation (as successor obligor to New Communications Holdings Inc.) and The Bank of New York Mellon, as trustee (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”). The Exchange Notes will be issued under the Indenture.

The Exchange Notes of each series will be issued solely in exchange for an equal principal amount of Original Notes of the applicable series. The Exchange Notes of each series will evidence the same debt as the corresponding series of Original Notes and both classes of Notes will be entitled to the benefits of the Indenture and treated as a single series of debt securities. The terms of the Exchange Notes will be the same in all material respects as the Original Notes except that the transfer restrictions and registration rights provisions (including the related interest rate increase provisions), as well as the special mandatory redemption, escrow of proceeds and certain covenant provisions that were applicable to the Original Notes only prior to the effective time of the Merger do not apply to the Exchange Notes.

General

The 2015 Exchange Notes are limited in aggregate principal amount to $500,000,000, bear interest at a rate of 7.875% per annum and will mature on April 15, 2015. The 2017 Exchange Notes are limited in aggregate principal amount to $1,100,000,000, bear interest at a rate of 8.250% per annum and will mature on April 15, 2017. The 2020 Exchange Notes are limited in aggregate principal amount to $1,100,000,000, bear interest at a rate of 8.500% per annum and will mature on April 15, 2020. The 2022 Exchange Notes are limited in aggregate principal amount to $500,000,000, bear interest at a rate of 8.750% per annum and will mature on April 15, 2022.

The Exchange Notes will be issued in fully registered form only, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We may offer additional series of debt securities from time to time under the Indenture in as many distinct series as we may determine. All debt securities issued under the Indenture will be our senior unsecured obligations and will rank equal in right of payment to the Notes. The terms and conditions of each series of debt securities, including the Notes, will be set forth in those debt securities and in the Indenture. We may, without the consent of the holders of Notes, issue additional notes of a series having the same ranking, interest rate, maturity and other terms as the Notes of that series previously issued. Any additional notes having such same terms, together with the Notes of that series previously issued, will constitute a single series of notes issued under the Indenture if such additional debt securities are fungible with the Notes for U.S. federal income tax purposes.

Each series of the Notes is a separate series of notes under the Indenture. As a result, holders of each series of Notes will have separate rights to, among other things, give notice of defaults or to direct the trustee to exercise remedies during an event of default or otherwise.

Interest on the Exchange Notes will accrue from the most recent date to which interest on the Original Notes has been paid (or, if no interest has been paid on the Original Notes, from April 12, 2010), and will be payable on October 15 and April 15 of each year, beginning on October 15, 2010, to the persons in whose names the Exchange Notes are registered on the preceding April 1 and October 1, respectively (except interest payable on October 15, 2010 will be to the persons in whose names the Exchange Notes are registered on October 5, 2010).

Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We will pay principal and interest on the Notes, register the transfer of the Notes and exchange the Notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, Floor 8 West, New York, New York 10286, Attention: Corporate Trust Administration. So long as the Notes are represented by global debt securities, the interest payable on the Notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the Notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

If the trustee shall not be the registrar for any series of Notes at any time, we will furnish or cause to be furnished to the trustee a list in such form as the trustee may reasonably require of the names of the holders of the Notes of such series (a) semi-annually and (b) at such other times as the trustee may request in writing, within thirty days after receipt of any such request.

The Notes will be the Issuer’s senior unsecured obligations and will rank:

•	equal in right of payment to the Issuer’s senior unsecured indebtedness;

•	effectively junior to the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness;

•	effectively junior to indebtedness and other liabilities of the Issuer’s subsidiaries (including trade payables and capital lease obligations); and

•	senior in right of payment to the Issuer’s subordinated indebtedness, if any.

As of March 31, 2010, on a pro forma basis, assuming the transactions had occurred on that date, Frontier Communications Corporation and its subsidiaries would have had approximately $8.3 billion of indebtedness. The Notes would have ranked effectively junior to approximately $1,497.0 million of indebtedness and other liabilities of Frontier Communications Corporation’s subsidiaries, including approximately $306.3 million of indebtedness (including secured indebtedness of $20.3 million) and excluding deferred income tax liabilities and intercompany liabilities.

Optional redemption

The Notes of each series are redeemable at the Issuer’s election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes to be redeemed; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

If the redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Note is registered at the close of business on such interest record date.

The Issuer will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

Unless the Issuer defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

If less than all of the Notes are to be redeemed, selection of the Notes for redemption will be made by the trustee:

(1)	if the Notes are listed on any national securities exchange, in compliance with the requirements of such national securities exchange; or

(2)	if the Notes are not so listed, on a pro rata basis (subject to the procedures of The Depository Trust Company) or, to the extent a pro rata basis is not permitted, in such manner as the trustee shall deem to be fair and appropriate.

No Note of $2,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

The Notes are not subject to a sinking fund.

Repurchase of Notes upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the Notes, each holder of Notes will have the right to require the Issuer to repurchase all or any part of that holder’s Notes pursuant to a Change of Control offer on the terms set forth in the Indenture. In the Change of Control offer, the Issuer will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest on the Notes to the applicable date of repurchase. Within 30 days following any Change of Control Triggering Event, if the Issuer had not, prior to the Change of Control Triggering Event, sent a redemption notice for all the Notes in connection with an optional redemption permitted by the Indenture, the Issuer will mail a notice to each registered holder briefly describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to repurchase Notes on the date specified in such notice (the “Change of Control Payment Date”) pursuant to the procedures required by the Indenture and described in such notice.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control offer;

(2)	deposit with the paying agent an amount equal to the Change of Control payment in respect of all Notes or portions thereof properly tendered; and

(3)	deliver or cause to be delivered to the trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Issuer.

The paying agent will promptly mail to each registered holder of Notes so tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

The Issuer will not be required to make a Change of Control offer upon a Change of Control Triggering Event if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control offer.

A Change of Control offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control offer.

There can be no assurance that the Issuer will have sufficient funds available at the time of any Change of Control Triggering Event to consummate a Change of Control offer for all Notes then outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date.

Covenants

Limitation on Subsidiary Indebtedness

The Issuer will not permit any of its Subsidiaries to Incur any Indebtedness, other than:

(A)	Indebtedness of any Subsidiary of the Issuer consisting of (i) Guarantees by such Subsidiary of Indebtedness of the Issuer under Credit Facilities or (ii) Liens granted by such Subsidiary to secure such Guarantee or such Indebtedness of the Issuer, in an aggregate principal amount (without duplication), when taken together with the aggregate principal amount of Indebtedness secured by Liens on the property or assets (which includes capital stock) of the Issuer and its Subsidiaries Incurred pursuant to the second sentence and clause (1) of the first paragraph of “—Limitations on Liens” covenant below, not to exceed the Permitted Amount at the time of Incurrence of such Guarantee or Lien;

(B)	Indebtedness of any Designated Subsidiary or any Subsidiary of such Designated Subsidiary, provided that, with respect to this clause (B) only, no portion of such Indebtedness is recourse to the Issuer or any of its other Subsidiaries;

(C)	Acquired Indebtedness;

(D)	Indebtedness of any Subsidiary of the Issuer existing as of the effective time of, and after giving effect to, the Merger;

(E)	Indebtedness of any Subsidiary of the Issuer issued in exchange for, or the net proceeds of which are used or will be used to extend, refinance, renew, replace, defease or refund, other Indebtedness that was permitted to be Incurred under clause (C) or (D) of this paragraph; or

(F)	Indebtedness in an aggregate principal amount, at anytime outstanding, not to exceed $250.0 million.

The maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Subsidiary Indebtedness” covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Liens

The Issuer will not, and will not permit any of its Subsidiaries to, incur or permit to exist any Lien on any of the Issuer’s or its Subsidiaries’ property or assets (which includes capital stock) securing Indebtedness, unless the Lien secures the Notes equally and ratably with, or prior to, any such Indebtedness secured by such Lien, for so long as such other Indebtedness is so secured, subject to certain exceptions described below. The Indenture provides for an exception from this limitation for secured debt that the Issuer or its Subsidiaries may issue, assume, guarantee or permit to exist of up to 10% of the value of the consolidated total assets of the Issuer as shown on, or computed from, the most recent quarterly or annual balance sheet prepared in accordance with GAAP and filed by the Issuer with the SEC or provided to the trustee. In addition, this restriction will not take into account or apply to:

(1)	Liens securing Indebtedness and other obligations under any senior bank financing of the Issuer or any of its Subsidiaries, including Guarantees of Indebtedness and other obligations under such senior bank financings, in an amount of up to 20% of the sum of the total consolidated current assets and net property, plant and equipment of the Issuer as shown on, or computed from, the most recent quarterly or annual balance sheet prepared in accordance with GAAP and filed by the Issuer with the SEC or provided to the trustee;

(2)	Liens existing as of the effective time of, and after giving effect to, the Merger;

(3)	Liens on property that exist when the Issuer acquires the property that secure payment of the purchase price of the property;

(4)	Liens securing debt that any Subsidiary of the Issuer owes to the Issuer or to any other Subsidiary of the Issuer;

(5)	Liens on property, shares of stock or indebtedness of any entity that exists when (a) it becomes a Subsidiary of the Issuer, (b) it is merged into or consolidated with the Issuer or any of its Subsidiaries, or (c) the Issuer or any of its Subsidiaries acquires all or substantially all of the assets of the entity, provided that no such Lien extends to any other property of the Issuer or any of its Subsidiaries;

(6)	Liens on property to secure debt incurred for development or improvement of the property;

(7)	Liens securing (a) nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt), (b) contingent obligations on surety and appeal bonds and (c) other similar nondelinquent obligations, in each case incurred in the ordinary course of business;

(8)	Liens securing purchase money Indebtedness or Capital Lease Obligations, provided that (a) any such Lien attaches to the property within 270 days after the acquisition thereof and (b) such Lien attaches solely to the property so acquired;

(9)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit account or other funds, provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against the Issuer’s access in excess of those set forth by regulations promulgated by the Federal Reserve Board and such deposit account is not intended by the Issuer to provide collateral to the depository institution;

(10)	pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation;

(11)	statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

(12)	Liens arising solely by operation of law and in the ordinary course of business, such as mechanics’, materialmen’s, warehousemen’s and carriers’ Liens and Liens of landlords or of mortgages of landlords on fixtures and movable property located on premises leased in the ordinary course of business;

(13)	Liens on personal property (other than shares or debt of the Issuer’s Subsidiaries) securing loans maturing in not more than one year or on accounts receivables in connection with a receivables financing program;

(14)	Liens securing financings in amounts up to the value of assets, businesses and properties acquired after the consummation of the Merger; or any Lien upon any property to secure all or part of the cost of construction thereof or to secure debt incurred prior to, at the time of, or within twelve months after completion of such construction or the commencement of full operations thereof (whichever is later), to provide funds for such purpose; and

(15)	extensions, renewals or replacement of any of the Liens described above, if limited to all or any part of the same property securing the original Lien.

Notwithstanding the foregoing, the Issuer will not, and will not permit any of its Subsidiaries to, incur or permit to exist Liens securing Indebtedness or other obligations pursuant to the second sentence or clause (1) of the first paragraph above, unless, after giving effect to the incurrence of such Liens, the aggregate amount (without duplication) of (a) the Indebtedness and other obligations secured by Liens on the property or assets (which includes capital stock) of the Issuer and its Subsidiaries incurred pursuant to the second sentence and clause (1) of the first paragraph above plus (b) the Indebtedness of the Issuer’s Subsidiaries Incurred pursuant to clause (A) of the first paragraph of “—Limitation on Subsidiary Indebtedness” covenant above shall not exceed the Permitted Amount at the time of the incurrence of such Liens.

Merger, Consolidation and Sale of Assets

The Issuer may not consolidate or merge with or into, or sell, lease or convey all or substantially all of its assets in any one transaction or series of transactions to any other Person, unless:

(1)	the resulting, surviving or transferee Person (the “successor”) is either the Issuer or is a corporation organized under the laws of the United States, any state or the District of Columbia and expressly assumes by supplemental indenture all of the Issuer’s obligations under the Indenture and the Notes; and

(2)	immediately after giving effect to the transaction no Event of Default or event which with notice or lapse of time would be an Event of Default has occurred and is continuing.

The successor will be substituted for the Issuer in the Indenture with the same effect as if it had been an original party to such Indenture. Thereafter, the successor may exercise the rights and powers of the Issuer under the Indenture.

Reports by the Issuer

The Issuer will be required to:

(1)

file with the trustee, within 15 days after the Issuer files the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe), if any, which the Issuer may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Issuer is not required to file information, documents or reports pursuant to either of such Sections, then to file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a debt security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; provided that, in either case described in this subsection (a), such information, documents, reports and periodic information, as applicable, shall be deemed to be filed with the trustee when publicly filed with the SEC;

(2)	file with the trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations; and

(3)	furnish to the trustee, by April 30 of each fiscal year of the Issuer beginning with April 30, 2011, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his knowledge of the Issuer’s compliance with all conditions and covenants under this Indenture during the prior fiscal year.

Termination of certain covenants

In the event that the Notes of a series receive a rating equal to or greater than BBB- by S&P and Baa3 by Moody’s or the equivalent thereof under any new ratings system if the ratings system of either such agency shall be modified after the date hereof (with a stable or better outlook in the case of a rating equal to BBB- by S&P and Baa3 by Moody’s) (each such rating, an “Investment Grade Rating”), and notwithstanding that such series of Notes may later cease to have an Investment Grade Rating from either S&P or Moody’s or both, the Issuer and its Subsidiaries will be released from their obligations to comply with the provisions of the Indenture described under “—Limitation on Subsidiary Indebtedness” with respect to such series of Notes.

Events of default

The term “Event of Default” with respect to each series of Notes means any of the following:

(1)	failure to pay interest for 60 days after the date payment is due and payable;

(2)	failure to pay principal or premium, if any, on any Note when due, at maturity, upon any redemption, by declaration or otherwise;

(3)	failure to perform other covenants for 90 days after due notice that performance was required; or

(4)	events in bankruptcy, insolvency or reorganization of the Issuer.

If an Event of Default relating to the payment of interest or principal involving a series of Notes has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the Notes of that series may declare the entire principal amount of the Notes of that series to be due and payable immediately.

If an Event of Default relating to the failure to perform other covenants occurs and is continuing for a period of 60 days after the date on which such failure becomes an Event of Default, then the trustee or the holders of not less than 25% in aggregate principal amount of a series of Notes may declare the entire principal amount of the Notes of that series to be due and payable immediately.

The holders of not less than a majority in aggregate principal amount of Notes of a series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving such series of Notes.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of the Issuer occurs and is continuing, then the principal amount of all of the Notes outstanding and any accrued interest on such Notes will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The Indenture imposes limitations on suits brought by holders of Notes against us. Except for actions for payment of overdue principal or interest, no holder of Notes may institute any action against us under the Indenture unless:

•	the holder has previously given to the trustee written notice of an Event of Default and of the continuance thereof;

•	the holders of at least 25% in aggregate principal amount of the Notes of that series then outstanding requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in aggregate principal amount of the Notes of that series then outstanding.

Discharge, Defeasance, and Covenant Defeasance

The Issuer may elect either:

(1)	to defease and be discharged from any and all obligations with respect to the Notes of a series; or

(2)	to be released from its obligations described above under “—Repurchase of Notes upon a Change of Control Triggering Event,” “—Limitation on Subsidiary Indebtedness,” “—Limitations on Liens” and “—Merger, consolidation and sale of assets” with respect to the Notes of a series, only:

(A)	upon the deposit with the trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on such Notes on the applicable Stated Maturity of the payments in accordance with the terms of the indenture and such Notes;

(B)	upon delivery to the trustee by the Issuer of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of such Notes to recognize income, gain or loss for federal income tax purposes;

(C)	if at the time of defeasance or release no Event of Default with respect to such Notes will have happened or be continuing; and

(D)	if certain other conditions are satisfied.

Book-entry, delivery and form

The Global Notes

The Exchange Notes will be issued in the form of registered notes in global form, without interest coupons (collectively, the “Global Notes”). Upon issuance, each of the Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of the DTC.

The Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the DTC. Investors may elect to hold interests in the Notes through either the DTC (in the U.S.) or Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V. (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants designated by the initial purchaser; and

•

ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Exchanges among the Global Notes

Beneficial interests in one Global Note may generally be exchanged for interests in another Global Note. The trustee may require the seller to provide certain written certifications in the form provided in the Indenture. A beneficial interest in a Global Note that is transferred to a person who takes delivery through another Global Note will, upon transfer, become subject to procedures applicable to a beneficial interest in the other Global Note.

Book-entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the notes represented by that Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Notes; and

•

will not be considered the owners or holders of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the Notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of such Global Note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a Global Note from a DTC participant will be credited on the Business Day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the Business Day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.

Modification of the Indenture

The Indenture provides that we and the Trustee may enter into supplemental indentures without the consent of the holders of a series of Notes to:

•	secure the Notes of that series;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of the Notes of that series;

•	provide for the issuance of, and terms of, new notes as permitted under the Indenture;

•	cure any ambiguity or correct any inconsistency in the Indenture or any supplement thereto;

•	evidence and provide for the acceptance of appointment by a successor trustee;

•

make any change that would provide any additional rights or benefits to the holders of the Notes of that series or that does not adversely affect the legal rights hereunder of any holder of the Notes of that series; and

•	comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

The Indenture also provides that we and the Trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes of a series then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the Indenture or any supplement thereto or modify in any manner the rights of the holders of the Notes of a series. We and the trustee may not, however, without the consent of the holder of each outstanding Note affected thereby:

•	extend the final maturity of any Note;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, premium, if any, or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on any Note when due; or

•	reduce the percentage of holders of Notes whose consent is required for any modification of the Indenture.

The Trustee

The Bank of New York Mellon is the trustee under the Indenture.

Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest, it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The Indenture provides that no incorporator and no past, present or future shareholder, officer or director of our company or of any successor corporation, in their capacity as such, shall have any individual liability for any of our obligations, covenants or agreements under the Notes or the Indenture.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Issuer or Indebtedness of a Subsidiary of the Issuer assumed in connection with an Asset Acquisition by such Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Subsidiary or such Asset Acquisition.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Asset Acquisition” means (1) an investment by the Issuer or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary or shall be merged into or consolidated with the Issuer or any of its Subsidiaries; or (2) an acquisition by the Issuer or any of its Subsidiaries of the property and assets of any Person other than the Issuer or any of its Subsidiaries that constitute substantially all of a division, operating unit or line of business of such Person.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” as such term is used in Section 13(d)(3) of the Exchange Act, such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means either the Board of Directors of the Issuer or any committee of such Board duly authorized to act on its behalf.

“Board Resolution” means one or more resolutions, certified by the secretary or an assistant secretary of the Issuer to have been duly adopted or consented to by the Board of Directors and to be in full force and effect, and delivered to the trustee.

“Business Day” means a day that (a) in the Place of Payment (or in any of the Places of Payment, if more than one) in which amounts are payable and (b) in the city in which the Corporate Trust Office is located, is not a Saturday or Sunday or a day on which banking institutions are authorized or required by law or regulation to close.

“Capital Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP. The amount of Indebtedness will be the capitalized amount of the obligations determined in accordance with GAAP consistently applied.

“Capital Stock” means, with respect to any entity, any and all shares, interests, participations or other equivalents (however designated) of or in such entity’s Common Stock or other equity interests, and options, rights or warrants to purchase such Common Stock or other equity interests, whether now outstanding or issued after the Issue Date.

“Change of Control” means the occurrence after the effective time of the Merger of any of the following:

(1)	the adoption of a plan relating to the liquidation or dissolution of the Issuer;

(2)	any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of the Issuer; provided that a transaction in which the Issuer becomes a Subsidiary of another Person shall not constitute a Change of Control if (a) the stockholders of the Issuer immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom the Issuer is then a Subsidiary and (b) immediately following such transaction no person (as defined above) other than such other Person, Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of the Issuer; or

(3)	the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Common Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of the Issuer who:

(1)	was a member of such Board of Directors as of the effective time of and after giving effect to the Merger; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Corporate Trust Office” means the office of the trustee at which the trust created by the Indenture shall, at any particular time, be principally administered, which office is, at the date as of which the Indenture is dated, located at 101 Barclay Street, Floor 8 West, New York, New York 10286.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other lenders, including the Rural Telephone Finance Cooperative, providing for revolving credit loans, term loans, receivables financings, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables, letters of credit or other borrowings, including capital markets debt, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Subsidiary” means any Subsidiary of the Issuer (a) the Capital Stock of which the Issuer intends to distribute to its shareholders or (b) the assets or Capital Stock of which the Issuer intends to sell or otherwise dispose of to any Person other than the Issuer or any of its Subsidiaries, in each case, as evidenced by a Board Resolution.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes.

“Fair Market Value” means the price that would be paid in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination, unless otherwise specified, shall be conclusive if evidenced by a Board Resolution.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Subsidiary will be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary and (2) neither the accrual of interest nor the accretion or amortization of original issue discount nor the payment of interest or dividend in the form of additional Indebtedness shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations of such Person;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)	to the extent not otherwise included in this definition, obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements, except for Interest Rate Agreements, Commodity Agreements and Currency Agreements entered into for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk; and

(9)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

(A)	that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

(B)	that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

(C)	that Indebtedness shall not include:

(I)	any liability for federal, state, local or other taxes;

(II)	workers’ compensation claims, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business;

(III)	obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its Incurrence; or

(IV)	any Indebtedness defeased or called for redemption.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Issue Date” means the date on which the Original Notes were originally issued under the Indenture.

“Lien” means, with respect to any property or assets, including Capital Stock, any mortgage or deed of trust, pledge, lien, hypothecation, assignment, deposit arrangement, security interest, charge, easement or zoning restriction that materially impairs usefulness or marketability, encumbrance, security agreement, Capital Lease Obligation, conditional sale, any other agreement that has the same economic effect as any of the above, or any sale and leaseback transaction.

“Moody’s” means Moody’s Investor Services, Inc. or any successor rating agency.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the chairman of the Board of Directors, the chief executive officer, the president, the chief financial officer or any vice president and by the treasurer, any assistant treasurer, the controller, any assistant controller, the secretary or any assistant secretary of such Person in accordance with the applicable provisions of the Indenture.

“Permitted Amount” means, at any time, the sum of (a) 10% of the value of the consolidated total assets of the Issuer and (b) 20% of the sum of the total consolidated current assets and net property, plant and equipment of the Issuer, in each case, as shown on, or computed from, the most recent quarterly or annual consolidated balance sheet filed by the Issuer with the SEC or provided to the trustee.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means the place or places where the principal of and interest, if any, on the Notes are payable as determined in accordance with the Indenture.

“Ratings Agencies” means Moody’s and S&P.

“Ratings Decline” means the occurrence of the following on, or within 90 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third party to effect a Change of

Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Ratings Agencies): (1) in the event that the Notes have an Investment Grade Rating by both Ratings Agencies, such Notes cease to have an Investment Grade Rating by one or both of the Ratings Agencies, or (2) in any other event, the rating of such Notes by either of the Ratings Agencies decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Reference Treasury Dealer” means any of the primary U.S. Government securities dealers in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor rating agency.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the Board of Directors of such Person.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the issuance of each series of Original Notes, we entered into a registration rights agreement with J.P. Morgan Securities Inc., as representative of the several initial purchasers of such series of Original Notes, under which we agreed to use our reasonable best efforts to cause to be filed an Exchange Offer registration statement under the Securities Act and to have such registration statement remain effective for use by one or more participating broker-dealers, until 180 days after the last date of acceptance for exchange by a holder of the Original Notes. Furthermore, we agreed to commence the Exchange Offer promptly after the registration statement is declared effective by the SEC and use our reasonable best efforts to complete the Exchange Offer not later than 60 days after such effective date.

We are making the Exchange Offer in reliance on the position of the SEC as set forth in certain no-action letters, including the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of Exchange Notes who exchanges Original Notes for Exchange Notes in the Exchange Offer generally may offer the Exchange Notes for resale, sell the Exchange Notes and otherwise transfer the Exchange Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the Exchange Notes only if the holder acknowledges that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes.

Any holder of the Original Notes using the Exchange Offer to participate in a distribution of Exchange Notes cannot rely on the no-action letters referred to above. Any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.” This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this Exchange Offer, any broker-dealer may use this prospectus, as amended or supplemented, in connection with any such resale.

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of Exchange Notes.

The Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the Exchange Offer, we will accept any and all Original Notes validly tendered prior to 5:00 p.m., New York time, on the Expiration Date for the Exchange Offer. Promptly after the Expiration Date (unless extended as described in this prospectus), we will issue, with respect to each series of Exchange Notes, up to the aggregate principal amount of such series as is listed on the front cover of this prospectus for a like principal amount of outstanding Original Notes of such series tendered and accepted in connection with the Exchange Offer.

The Exchange Notes issued in connection with the Exchange Offer will be delivered promptly after the Expiration Date. Holders may tender some or all of their Original Notes in connection with the Exchange Offer, but only in principal amounts of $2,000 or in integral multiples of $1,000 in excess thereof.

The terms of the Exchange Notes will be identical in all material respects to the terms of the Original Notes, except that the Exchange Notes will have been registered under the Securities Act and will be issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an Exchange Offer registration statement, such registration statement ceasing to be effective or the prospectus contained therein ceasing to be usable, or the failure to complete the Exchange Offer by certain dates. In addition, the transfer restrictions, as well as the special mandatory redemption, escrow of proceeds and certain covenant provisions that were applicable to the Original Notes only prior to the effective time of the Merger do not apply to the Exchange Notes. The Exchange Notes of each series will evidence the same debt as the Original Notes of that series (except to the extent of the differences described above) and will be issued under the Indenture and be entitled to the same benefits under the Indenture as the Original Notes being exchanged. As of the date of this prospectus, $500,000,000 in aggregate principal amount of the 2015 Original Notes were outstanding, $1,100,000,000 in aggregate principal amount of the 2017 Original Notes were outstanding, $1,100,000,000 in aggregate principal amount of the 2020 Original Notes were outstanding and $500,000,000 in aggregate principal amount of the 2022 Original Notes were outstanding.

In connection with the issuance of the Original Notes, we arranged for the Original Notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “Description of Notes—Book-Entry, Delivery and Form,” Exchange Notes will be issued in the form of a global note registered in the name of Cede & Co., as nominee of the DTC, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Description of Notes—Book-Entry, Delivery and Form.”

Holders of Original Notes do not have any appraisal or dissenters’ rights in connection with the Exchange Offer. Original Notes that are not tendered for exchange or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but certain registration and other rights under the Registration Rights Agreements will terminate and holders of the Original Notes will not be entitled to any registration rights under the Registration Rights Agreements, except under limited circumstances. See “—Consequences of Failures to Properly Tender Original Notes in the Exchange Offer.”

We will be considered to have accepted validly tendered Original Notes if and when we have given oral (to be followed by prompt written notice) or written notice to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us.

If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Notes, without expense, to the tendering holder promptly after the Expiration Date for the Exchange Offer.

Holders who tender Original Notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of Original Notes in connection with the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date for the Exchange Offer is 5:00 p.m., New York City time, on                     , 2010, the twenty-first full business day following the commencement of the offer, unless extended by us in our sole discretion, in which case the term “Expiration Date” shall mean the latest date and time to which the Exchange Offer is extended.

We reserve the right, in our sole discretion:

•

to delay accepting any Original Notes, to extend the Exchange Offer or to terminate the Exchange Offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral (to be followed by prompt written notice) or written notice of the delay, extension or termination to the Exchange Agent; or

•	to amend the terms of the Exchange Offer in any manner.

If we amend the Exchange Offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the Exchange Offer for a period of five to ten business days.

If we determine to extend, amend or terminate the Exchange Offer, we will publicly announce this determination by making a timely release through an appropriate news agency.

If we delay accepting any Original Notes or terminate the Exchange Offer, we promptly will return any Original Notes deposited, pursuant to the Exchange Offer as required by Rule 14e-1(c).

Interest on the Exchange Notes

The 2015 Exchange Notes will bear interest at the rate of 7.875% per annum. The 2017 Exchange Notes will bear interest at the rate of 8.250% per annum. The 2020 Exchange Notes will bear interest at the rate of 8.500% per annum. The 2022 Exchange Notes will bear interest at the rate of 8.750% per annum. Interest will be paid for each series of Exchange Notes from the most recent date to which interest on such series of Original Notes has been paid or, if no interest has been paid on such series of Original Notes, from April 12, 2010. Interest is payable semiannually on October 15 and April 15 of each year, beginning on October 15, 2010.

Conditions to the Exchange Offer

Notwithstanding any other term of the Exchange Offer, we will not be required to accept for exchange, or to exchange any Exchange Notes for, any Original Notes and may terminate the Exchange Offer as provided in this prospectus before the acceptance of the Original Notes, if prior to the Expiration Date:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the Exchange Offer which, in our reasonable judgment, might materially impair the contemplated benefits of the Exchange Offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•

any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to us;

•	any law, statute, rule or regulation is proposed, adopted or enacted which in our reasonable judgment might materially impair our ability to proceed with the Exchange Offer;

•

any governmental or regulatory approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the Exchange Offer as contemplated by this prospectus; or

•	any material adverse change has occurred in the securities or financial markets in the United States.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the Expiration Date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time. Should we waive any condition, we will expressly announce this decision in a manner reasonably calculated to inform holders of Notes of the waiver.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

•

extend the Exchange Offer and retain all Original Notes tendered before the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw those Original Notes (see “—Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the Exchange Offer and accept all properly tendered Original Notes which have not been withdrawn.

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of Original Notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the Exchange Offer described in this prospectus and in the letter of transmittal. The participation in the Exchange Offer by a tendering holder of Original Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Original Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Procedures for Tendering

Unless the tender is being made in book-entry form, to tender in the Exchange Offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•

mail or otherwise deliver the signed letter of transmittal or the signed facsimile, the Original Notes and any other required documents to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the Original Notes by causing DTC to transfer the Original Notes into the Exchange Agent’s account. To validly tender Original Notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Transfer Offer Program. DTC will then edit and verify the acceptance, execute a book-entry transfer of the tendered Original Notes into the applicable account of the Exchange Agent at DTC and then send to the Exchange Agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message stating that DTC has received an express acknowledgment from the participant in DTC tendering the Original Notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against the participant. A tender of Original Notes through a book-entry transfer into the Exchange Agent’s account will only be effective if an agent’s message or the letter of transmittal (or facsimile) with any required signature guarantees and any other required documents are transmitted to and received or confirmed by the Exchange Agent at the address set forth below under the caption “Exchange Agent,” prior to 5:00 p.m., New York City time, on the Expiration Date unless the guaranteed delivery procedures described below under the caption “Guaranteed Delivery Procedures” are complied with. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Exchange Agent.

The method of delivery of Original Notes and the letter of transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the Exchange Agent before the Expiration Date. No letter of transmittal or Original Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner’s Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the owners’ name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Original Notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that signatures on a letter or transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution.”

If the letter of transmittal is signed by a person other than the registered holder of any Original Notes, the Original Notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any Original Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Original Notes in our sole discretion. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular Original Notes either before or after the Expiration Date. Our interpretation of the terms and conditions of the Exchange Offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within a time period we will determine. Although we intend to request the Exchange Agent to notify holders of defects or irregularities relating to tenders of Original Notes, neither we, the Exchange Agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of Original Notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any Original Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date.

Any holder whose Original Notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the Original Notes. Holders may contact the Exchange Agent for assistance with these matters.

In addition, we reserve the right, as set forth above under the caption “—Conditions to the Exchange Offer,” to terminate the Exchange Offer. By tendering, each holder represents and acknowledges to us, among other things, that:

•

it has full power and authority to tender, sell, assign and transfer the Original Notes it is tendering and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

•	the Exchange Notes acquired in connection with the Exchange Offer are being obtained in the ordinary course of business of the person receiving the Exchange Notes;

•	at the time of commencement of the Exchange Offer it had no arrangement with any person to participate in a distribution of such Exchange Notes;

•	it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of our company; and

•

if the holder is a broker-dealer, that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and that it will receive Exchange Notes for its own account in exchange for Original Notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Withdrawal of Tenders

Except as otherwise provided herein, tenders of Original Notes in the Exchange Offer may be validly withdrawn at any time prior to the Expiration Date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent prior to the Expiration Date at its address set forth below under the caption “Exchange Agent.” Any such notice of withdrawal must:

(1) specify the name of the tendering holder of Original Notes;

(2) bear a description, including the series, of the Original Notes to be withdrawn;

(3) specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the certificate numbers shown on the particular certificates evidencing those Original Notes;

(4) specify the aggregate principal amount represented by those Original Notes;

(5) specify, in the case of Original Notes tendered by delivery of certificates for those Original Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Original Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Original Notes; and

(6) be signed by the holder of those Original Notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those Original Notes.

If Original Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Original Notes or otherwise comply with DTC’s procedures. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices. Any Original Notes so withdrawn will be considered not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued unless the Original Notes withdrawn are validly re-tendered. Any Original Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Notes may be re-tendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the Expiration Date.

Exchange Agent

The Bank of New York Mellon has been appointed as Exchange Agent in connection with the Exchange Offer. Questions and requests for assistance, as well as requests for additional copies of this prospectus or of the letter of transmittal, should be directed to the Exchange Agent at its offices at The Bank of New York Mellon, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street—7E, New York, New York 10286. The Exchange Agent’s telephone number is (212) 815-3738 and facsimile number is (212) 298-1915.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will pay certain other expenses to be incurred in connection with the Exchange Offer, including the fees and expenses of the Exchange Agent and certain accountant and legal fees.

Holders who tender their Original Notes for exchange will not be obligated to pay transfer taxes. If, however:

•	Exchange Notes are to be delivered to, or issued in the name of, any person other than the registered holder of the Original Notes tendered;

•	tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the Exchange Offer;

then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the Exchange Offer. The expenses of the Exchange Offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Original Notes in the Exchange Offer

Issuance of the Exchange Notes in exchange for the Original Notes under the Exchange Offer will be made only after timely receipt by the Exchange Agent of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC) and the certificate(s) representing such Original Notes (or confirmation of book-entry transfer), and all other required documents. Therefore, holders of the Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of Original Notes for exchange. Original Notes that are not tendered or that are tendered but not accepted by us will, following completion of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the Exchange Offer, certain registration rights under the Registration Rights Agreements will terminate.

In the event the Exchange Offer is completed, we generally will not be required to register the remaining Original Notes, subject to limited exceptions. Remaining Original Notes will continue to be subject to the following restrictions on transfer:

•

the remaining Original Notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law; and

•	the remaining Original Notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. To the extent that Original Notes are tendered and accepted in connection with the Exchange Offer, any trading market for remaining Original Notes could be adversely affected. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences of the Exchange Offer to holders of Original Notes, but is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary does not address all of the U.S. Federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, this summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder. This summary applies only to a holder that acquired Original Notes at original issue for cash and holds such Original Notes as a capital asset within the meaning of Section 1221 of the Code.

An exchange of Original Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. Federal income tax consequences to holders who exchange their Original Notes for Exchange Notes in connection with the Exchange Offer and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange.

The foregoing discussion of certain U.S. federal income tax considerations does not consider the facts and circumstances of any particular holder’s situation or status. Accordingly, each holder of Original Notes considering this Exchange Offer should consult its own tax advisor regarding the tax consequences of the Exchange Offer to it, including those under state, foreign and other tax laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the Expiration Date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Frontier and subsidiaries as of December 31, 2009 and 2008 and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, are incorporated by reference in this prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Verizon’s Separate Telephone Operations at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Frontier Communications Corporation

Offer to Exchange

Up to $500,000,000 7.875% Senior Notes due 2015	Up to $1,100,000,000 8.250% Senior Notes due 2017	Up to $1,100,000,000 8.500% Senior Notes due 2020	Up to $500,000,000 8.750% Senior Notes due 2022

originally issued by New Communications Holdings Inc.,

for

a Like Principal Amount of $500,000,000 7.875% Senior Notes due 2015	a Like Principal Amount of $1,100,000,000 8.250% Senior Notes due 2017	a Like Principal Amount of $1,100,000,000 8.500% Senior Notes due 2020	a Like Principal Amount of $500,000,000 8.750% Senior Notes due 2022

that have been registered under the Securities Act of 1933

PROSPECTUS

                     , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The DGCL also provides that the indemnification described above will not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

As permitted by sections 102 and 145 of DGCL, the Registrant’s Restated Certificate of Incorporation eliminates the liability of a director to the Registrant and its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability under section 174 of DGCL, for any breach of the director’s duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

The Registrant’s By-laws provide that to the fullest extent permitted by applicable law as then in effect, the Registrant shall indemnify any person (the “Indemnitee”) who was or is involved in any manner (including, without limitation, as a party or witness) or was or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action or proceeding by or in the right of the Registrant to procure a judgment in its favor) (a “Proceeding”), by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise (including, without limitation, service with respect to any employee benefit plan), whether the basis of any such Proceeding is alleged action in an official capacity as director or officer or in any other capacity while serving as a director or officer, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, executors, administrators and legal representatives. The right to indemnification conferred in the Registrant’s By-laws includes the right to receive payment of any expenses incurred by the Indemnitee in connection with such Proceeding in advance of the final disposition of the Proceeding, consistent with applicable law as then in effect.

The above discussion of the DGCL and the Registrant’s Restated Certificate of Incorporation and By-laws is not intended to be exhaustive and is qualified in its entirety by such statutes, the Restated Certificate of Incorporation and the By-laws.

The Registrant maintains liability insurance for the benefit of its directors and officers.

Item 21.	Exhibits.

The attached Exhibit Index is incorporated by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Frontier Communications Corporation has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 2nd day of July, 2010.

FRONTIER COMMUNICATIONS CORPORATION

By:	/S/ DONALD R. SHASSIAN
Donald R. Shassian Chief Financial Officer

Each person whose signature appears below constitutes and appoints Donald R. Shassian and Robert J. Larson and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, agent, or his or her substitute may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of July, 2010.

Signature	Title

/S/ MARY AGNES WILDEROTTER Mary Agnes Wilderotter	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/S/ DONALD R. SHASSIAN Donald R. Shassian	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ ROBERT J. LARSON Robert J. Larson	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

/S/ LEROY T. BARNES Leroy T. Barnes	Director

/S/ PETER C.B. BYNOE Peter C.B. Bynoe	Director

/S/ JERI B. FINARD Jeri B. Finard	Director

/S/ WILLIAM M. KRAUS William M. Kraus	Director

/S/ HOWARD L. SCHROTT Howard L. Schrott	Director

/S/ LARRAINE D. SEGIL Larraine D. Segil	Director

/S/ DAVID H. WARD David H. Ward	Director

/S/ MYRON A WICK, III Myron A Wick, III	Director

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit Number	Description of Document

3.1	Restated Certificate of Incorporation of Frontier (filed as Exhibit 3.200.1 to Frontier’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).**

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Frontier, effective July 31, 2008 (filed as Exhibit 3.1 to Frontier’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008).**

3.3	Certificate of Amendment of Restated Certificate of Incorporation of Frontier, effective July 1, 2010 (filed as Exhibit 99.2 to Frontier’s Current Report on Form 8-K filed on July 1, 2010).**

3.4	By-laws of Frontier, as amended February 6, 2009 (filed as Exhibit 99.1 to Frontier’s Current Report on Form 8-K filed on February 6, 2009).**

4.1	Indenture, dated as of April 12, 2010, as amended, between New Communications Holdings Inc. and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.22 to Spinco’s Registration Statement on Form 10 filed on April 20, 2010).**

4.2	First Supplemental Indenture to the April 2010 Indenture, dated as of July 1, 2010, between Frontier and The Bank of New York Mellon, as Trustee.*

4.4	Registration Rights Agreement with respect to the 7.875% Senior Notes due 2015, dated as of April 12, 2010, among Frontier and J.P. Morgan Securities Inc., as representatives of the several initial purchasers of such notes (filed as Exhibit 4.2 to Frontier’s Current Report on Form 8-K filed on April 16, 2010 (the “April 16, 2010 8-K”)).**

4.5	Registration Rights Agreement with respect to the 8.250% Senior Notes due 2017, dated as of April 12, 2010, among Frontier and J.P. Morgan Securities Inc., as representatives of the several initial purchasers of such notes (filed as Exhibit 4.3 to the April 16, 2010 8-K).**

4.6	Registration Rights Agreement with respect to the 8.500% Senior Notes due 2020, dated as of April 12, 2010, among Frontier and J.P. Morgan Securities Inc., as representatives of the several initial purchasers of such notes (filed as Exhibit 4.4 to the April 16, 2010 8-K).**

4.7	Registration Rights Agreement with respect to the 8.750% Senior Notes due 2022, dated as of April 12, 2010, among Frontier and J.P. Morgan Securities Inc., as representatives of the several initial purchasers of such notes (filed as Exhibit 4.5 to the April 16, 2010 8-K).**

5.1	Opinion of Cravath, Swaine & Moore LLP.*

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).*

23.2	Consent of KPMG LLP.*

23.3	Consent of Ernst & Young LLP.*

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of The Bank of New York, Mellon, as Trustee, on Form T-1.*

99.1	Form of Letter of Transmittal.*

99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99.3	Form of Letter to Clients.*

99.4	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1).*

*	Filed herewith.
**	Incorporated herein by reference.